UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 19, 2009**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 1.02 — TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT

On May 19, 2009, as further discussed in Item 2.03 below, Calpine Construction Finance Company, L.P. ("*CCFC*") and CCFC Finance Corp. ("*CCFC Finance*" and, together with CCFC, the "*Issuers*") issued $1.0 billion in aggregate principal amount of 8% senior secured notes due 2016 (the "*Notes*"). The net proceeds from this offering together with certain other funds were used on May 19, 2009, to repay and terminate the $364 million outstanding under CCFC's first priority senior secured institutional term loans due 2009. In addition, on May 19, 2009, the Issuers provided notice of redemption on June 18, 2009, of the Issuers' $415 million outstanding principal amount of second priority senior secured floating rate notes due 2011 and discharged the indenture relating thereto. The Issuers made a distribution to their indirect parent, CCFC Preferred Holdings, LLC, which will use the distribution to redeem its $300 million outstanding redeemable preferred shares due 2011 (the "*Preferred Shares*"). Also on May 19, 2009, CCFC Preferred Holdings, LLC provided notice of redemption of its Preferred Shares on July 1, 2009, or on an earlier date if the holders of the Preferred Shares so choose. The above include, in each case, any interest, premium or other amount due and payable thereon.

ITEM 2.03 — CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

On May 19, 2009, the Issuers issued the Notes under an indenture (the "*Indenture*") among the Issuers, Hermiston Power LLC and Brazos Valley Energy LLC, as guarantors (the "*Guarantors*"), and Wilmington Trust Company, as trustee. CCFC and CCFC Finance are wholly owned indirect subsidiaries of Calpine Corporation (the *"Company"*). CCFC Finance is nominally capitalized and does not and will not have any subsidiaries, operations or revenues. The Notes were offered in a private placement under Rule 144A and in offshore transactions pursuant to Regulation S under the Securities Act of 1933, as amended (the "*Securities Act*"), and have not been, and will not be, registered under the Securities Act.

This summary of the terms of the Indenture and the Notes is qualified in its entirety by reference to the Indenture, a copy of which (including the form of the Notes) is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Interest on the Notes will accrue at the rate of 8% per annum and will be payable semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2009. The Issuers will make each interest payment to the holders of record on the May 15 and November 15 immediately preceding the applicable interest payment date. The Notes will mature on June 1, 2016.

The Notes and the related guarantees are secured, subject to certain exceptions and permitted liens, by all real and personal property of CCFC and CCFC's material subsidiaries (including the Guarantors), consisting primarily of six natural gas-fired power plants as well as the equity interests in CCFC and the Guarantors. The Notes are without recourse to the Company or any of its other subsidiaries or assets.

Subject to certain limitations, at any time prior to June 1, 2012, the Issuers may on any one or more occasions redeem up to a total of 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of certain equity offerings at a redemption price of 108.0% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date. On or after June 1, 2013, the Issuers may on any one or more occasions redeem all or part of the Notes at the redemption prices, plus accrued and unpaid interest through the applicable redemption date, plus an additional premium as set forth in the Indenture.

Subject to certain qualifications and exceptions, the Indenture governing the Notes will, among other things, limit the Issuers' ability and the ability of their restricted subsidiaries to:

(1)   incur additional indebtedness and issue preferred equity;
(2)   pay dividends or distributions;
(3)   repurchase equity or repay subordinated indebtedness;
(4)   make investments;

(5)   create, incur or assume liens;
(6)   sell assets;
(7)   enter into agreements that restrict dividends, distributions or other payments from restricted subsidiaries;
(8)   enter into transactions with affiliates; and
(9)   consolidate, merge or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

If an event of default arises from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. If other events of default arise, including failure to pay principal or interest on a timely basis, failure to comply with the agreements under the Indenture or related security documents, default under or acceleration of certain other indebtedness, failure to pay certain judgments, and repudiation or unenforceability of obligations under the security documents or the guarantees, subject to certain limitations including, if applicable, the giving of notice or the expiration of any grace or cure period, or both, the trustee or holders of at least 25% of the aggregate principal amount of the outstanding Notes may declare the Notes to be due and payable immediately.

ITEM 8.01 — OTHER EVENTS

On May 19, 2009, the Company announced the closing of the offering of the Notes by the Issuers described in Item 2.03 of this Current Report on Form 8-K. A copy of the press release is included as Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
4.1	Indenture, dated May 19, 2009, among Calpine Construction Finance Company, L.P., CCFC Finance Corp., the Guarantors named therein, and Wilmington Trust Company, as Trustee, including the form of the Notes.
99.1	Calpine Corporation Press Release dated May 19, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ ZAMIR RAUF

Zamir Rauf
Executive Vice President and
Chief Financial Officer

Date: May 22, 2009

4

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture, dated May 19, 2009, among Calpine Construction Finance Company, L.P., CCFC Finance Corp., the Guarantors named therein, and Wilmington Trust Company, as Trustee, including the form of the Notes.
99.1	Calpine Corporation Press Release dated May 19, 2009.

5

EXHIBIT 4.1

INDENTURE

Dated as of May 19, 2009

Among

CALPINE CONSTRUCTION FINANCE COMPANY, L.P.,
CCFC FINANCE CORP.,

as Issuers

THE GUARANTORS NAMED HEREIN

and

WILMINGTON TRUST COMPANY,

as Trustee

8.00% SENIOR SECURED NOTES DUE 2016

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.05
(b)	14.03
(c)	14.03
313(a)	7.06
(b)(1)	N.A.
(b)(2)	7.06; 7.07
(c)	7.06; 14.02
(d)	7.06
314(a)	4.03;14.02; 14.05
(b)	N.A.
(c)(1)	14.04
(c)(2)	14.04
(c)(3)	N.A.
(d)	N.A.
(e)	14.05
(f)	N.A.
315(a)	7.01
(b)	7.05; 14.02
(c)	7.01
(d)	7.01
(e)	6.14
316(a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N.A.
(b)	6.07
(c)	2.12; 9.04
317(a)(1)	6.08
(a)(2)	6.12
(b)	2.04
318(a)	14.01
(b)	N.A.
(c)	14.01

N.A. means not applicable.
* This Cross-Reference Table is not part of the Indenture.

TABLE OF CONTENTS

ARTICLE 4

COVENANTS

ARTICLE 5

SUCCESSORS

ARTICLE 6

DEFAULTS AND REMEDIES

ARTICLE 10

SECURITY

ARTICLE 11

COLLATERAL SHARING

ARTICLE 12

GUARANTEES

ARTICLE 13

SATISFACTION AND DISCHARGE

ARTICLE 14

MISCELLANEOUS

EXHIBITS

INDENTURE, dated as of May 19, 2009, among Calpine Construction Finance Company, L.P. ("CCFC"), a Delaware limited partnership, CCFC Finance Corp. ("CCFC Finance Corp."), a Delaware corporation (each an "Issuer" and, collectively, the "Issuers"), the Guarantors (as defined below), Wilmington Trust Company, as Trustee and Wilmington Trust Company, as Collateral Trustee.

WITNESSETH

WHEREAS, the Issuers have duly authorized the creation of an issue of $1,000,000,000 aggregate principal amount of 8.00% Senior Secured Notes due 2016 (the "Initial Notes");

WHEREAS, the Issuers and the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Issuers, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01   Definitions.

"144A Global Note" means a Global Note substantially in the form of Exhibit A hereto, bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"Acquired Debt" means, with respect to any specified Person:

(1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Act of Secured Debtholders" has the meaning given to it in the Security Documents.

"Actionable Default" has the meaning given to it in the Security Documents.

"Actionable Default Period" has the meaning given to it in the Security Documents.

"Additional Notes" means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with the terms hereof.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indi-

rectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that a Person will be deemed to be an Affiliate if the Issuers have knowledge that such Person beneficially owns 10% or more of the Voting Stock of any Issuer. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Agent" means any Registrar or Paying Agent.

"Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Issuers and their Restricted Subsidiaries taken as a whole will be governed by the provisions of Section 4.14 and/or Section 5.01 and not Section 4.10; and

(2) the issuance of Equity Interests in any of the Issuers' Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value (calculated at the time of the relevant transaction) of less than the greater of (x) $40.0 million and (y) 2.0% of Total Assets;

(2) a transfer of assets between or among the Issuers and any of their Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Issuers and any of their Restricted Subsidiaries;

(4) the sale or lease of products, services or accounts receivable (including power, capacity, fuel or emission credits) in the ordinary course of business (it being understood that a disposition of a quantity of power, capacity, fuel or emission credits or other products, services or accounts receivable that is material to the Issuers and their Restricted Subsidiaries, as the case may be, shall not alone cause such disposition not to be in the ordinary course of business) and any sale or other disposition of damaged, worn out or obsolete assets or assets no longer used or useful or desirable in the Issuers or any of their Restricted Subsidiaries' business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate Section 4.07 or a Permitted Investment;

(7) a disposition resulting from any condemnation or other taking, or temporary or permanent requisition, of any property, any interest therein or right appurtenant thereto, or any change of grade affecting any property, in each case, as the result of the exercise of any right of condemnation or eminent domain, including any sale or other transfer to a Governmental Author-

ity in lieu of, or in anticipation of, any of the foregoing events; <u>provided</u> that if such disposition involves assets having a Fair Market Value in excess of $40.0 million, any cash proceeds received in connection therewith are treated as Net Proceeds of an Asset Sale;

        (8)   any exchange of like property for use in a Permitted Business;

        (9)   the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

        (10)   a disposition of assets (other than any assets securing Parity Secured Debt) in connection with a foreclosure, transfer or deed in lieu of foreclosure or other exercise of remedial action;

        (11)   any disposition of products, services or accounts receivable (including power, capacity, fuel or emission credits) or other obligation pursuant to the Power Purchase and Sale Agreement with South Texas Electric Cooperative, Inc., dated May 22, 1998, as in effect on the Issue Date;

        (12)   the transfer of an undivided interest in the Magic Valley Generating Center in Edinburg, Texas pursuant to the purchase option set forth in Article XIV of the Power Purchase and Sale Agreement with South Texas Electric Cooperative, Inc., dated May 22, 1998, as in effect on the Issue Date;

        (13)   any disposition of that certain portion of the transmission service under the Service Agreement for Point to Point Transmission between Bonneville Power Administration and Hermiston Power LLC, successor in interest to Hermiston Power Partnership, for Transmission from the John Day Substation and Big Eddy POI to COB and NOB;

        (14)   any disposition of the transportation capacity owned by CCFC on Gulfstream Natural Gas System, L.L.C.;

        (15)   any disposition of the rights to the Purchase Option for the pipeline system more fully described in the Agreement to Construct, Lease, and Operate Natural Gas Pipeline Facilities between Tejas Gas Pipeline, L.P. and Brazos Valley Energy LLC, successor in interest to Brazos Valley Energy LP, dated June 26, 2001;

        (16)   dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

        (17)   the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of CCFC and its Restricted Subsidiaries; and

        (18)   the trading and sharing of parts and components for equipment, tools and non-material equipment, among CCFC and its Affiliates, in the ordinary course of business and consistent with past practices of the relevant Persons, including for purposes of spare or replacement parts.

    "<u>Attributable Debt</u>" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

"Bankruptcy Custodian" means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members or Board of Directors thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

"Board Resolution" means a resolution duly adopted by the Board of Directors of CCFC.

"Business Day" means any day other than a Legal Holiday.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cash Collateral Account" means a deposit account at all times under the sole dominion and control of the Collateral Trustee (acting on its own or through its agent or a successor collateral agent) that is being held by the Collateral Trustee or such agent for the benefit of the holders of Parity Secured Debt.

"Cash Equivalents" means:

(1)   United States dollars;

(2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)   deposit accounts with any bank that has a long-term debt rating of A+ or better by S&P and A1 or better by Moody's (an "Approved Bank");

(4)   time deposits, certificates of deposit, acceptances or prime commercial paper issued by an Approved Bank at the time acquired or issued (as applicable and whichever is latest), in each case, having a maturity of not more than one year from the date of acquisition;

(5)   repurchase obligations for underlying securities of the types described in clause (1) entered into with an Approved Bank at the time acquired, issued or entered into (as applicable and whichever is latest), in each case, having a maturity of not more than one year from the date of acquisition and secured by securities of the type described in clause (1), the market value of which (including accrued interest) is not less than the amount of the applicable repurchase agreement;

(6)   commercial paper with a rating of A-1 by S&P and P-1 by Moody's and, in each case, maturing within one year after the date of acquisition; and

(7)   money market funds which invest primarily in Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

"CCFCP Preferred Shares" means the redeemable preferred shares of CCFC Preferred Holdings, LLC due 2011.

"CES" means Calpine Energy Services, L.P.

"Change of Control" means the occurrence of any of the following:

(1)   the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuers and their Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act, but excluding any employee benefit plan of the Issuers or any of their Restricted Subsidiaries, and any person or entity acting

in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than Calpine Corporation or any subsidiary of Calpine Corporation;

(2)   the adoption of a plan relating to the liquidation or dissolution of the Issuers other than (A) the consolidation with, merger into or transfer of all or part of the properties and assets of any Restricted Subsidiary of the Issuers to any Issuer or any other Restricted Subsidiary of the Issuers and (B) the merger of an Issuer with an Affiliate solely for the purpose of reincorporating such Issuer or reforming such Issuer in another jurisdiction; or

(3)   the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of CCFC, measured by voting power rather than number of shares, other than Calpine Corporation or a subsidiary of Calpine Corporation or a Beneficial Owner of 50% of the Voting Stock of Calpine Corporation.

"Clearstream" means Clearstream Banking, Société Anonyme.

"Closing Date Facilities" means the Hermiston facility, the Magic Valley facility, the Osprey facility, the Sutter facility, the Westbrook facility and the Brazos Valley facility.

"Collateral" means:

(1)   all real and personal property of CCFC and the Guarantors, including:

(a)   each Facility's equipment and other assets,

(b)   each Facility's site and related easements and other real estate rights,

(c)   the revenues received from the operation of the Facilities,

(d)   any insurance and condemnation proceeds and other compensation received in connection with any casualty or other loss incurred by the Facilities,

(e)   rights under permits associated with the Facilities, to the extent assignable, and

(f)   rights under contracts entered into in connection with the Facilities;

(2)   the equity interests in CCFC and the Guarantors and all intercompany notes owed to the Issuers or any of the Guarantors by the Issuers or any of their Subsidiaries; and

(3)   all proceeds of the foregoing;

provided that Collateral shall not include any Excluded Asset.

"Collateral Trust Agreement" means the Collateral Trust Agreement dated the Issue Date, executed and delivered by the Issuers, the Guarantors and the Collateral Trustee, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

"Collateral Trustee" means Wilmington Trust Company, or one of its affiliates, in its capacity as Collateral Trustee under the Collateral Trust Agreement, together with its successors and assigns in such capacity.

"Commission" means the U.S. Securities and Exchange Commission.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale or the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; *plus*

(2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; *plus*

(3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; *plus*

(4)   depreciation, depletion, amortization (including amortization of intangibles) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; *plus*

(5)   major maintenance expense as reflected in Consolidated Net Income and consistent with the descriptions thereof contained in the Offering Memorandum; *plus*

(6)   charges associated with fees and expenses, including professional fees, incurred on or prior to the Issue Date in connection with the issuance of the Notes on the Issue Date or the modification of or preparation in connection therewith of Indebtedness of the Issuers that occurred prior to the Issue Date, to the extent such charges were deducted in computing such Consolidated Net Income, and charges or expenses recognized as a result of repayment of Indebtedness existing on the Issue Date; *plus*

(7)   the upfront costs of any Hedging Obligations paid prior to the Issue Date, to the extent such costs were deducted in computing Consolidated Net Income; *plus*

(8)   cash received during such period related to mark-to-market activities; *less*

(9)   cash paid during such period related to mark-to-market activities;

provided, however, that for purposes of this definition, any mark-to-market earnings or losses shall be excluded from the calculation of Consolidated Cash Flow to the extent taken into account in calculating Consolidated Net Income for such period.

"Consolidated Interest Expense" means, for any period, total cash interest expense (including that attributable to Capital Lease Obligations) of CCFC and its Restricted Subsidiaries for such period with respect to all outstanding Indebtedness of CCFC and its Restricted Subsidiaries, operating lease expense of CCFC and its Restricted Subsidiaries, and dividends paid in cash in respect of any preferred Capital Stock of CCFC and its Restricted Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs under Hedging Obligations in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP), net of interest income during such period, in each case determined on a consolidated basis in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

       (1)   the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions (including pursuant to other intercompany payments) paid in cash to the specified Person or a Restricted Subsidiary of the Person;

       (2)   for purposes of Section 4.07 only, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

       (3)   any non-cash impairment charges incurred subsequent to the Issue Date will be excluded.

"Consolidated Senior Secured Leverage Ratio" means, as of any date, the ratio of (i) total consolidated senior secured Indebtedness of such Person or Persons and their respective Restricted Subsidiaries as of the date of such transaction, after giving effect to all incurrences and repayments of Indebtedness on or about such date, to (ii) Consolidated Cash Flow of such Person or Persons for the most recent four consecutive full fiscal quarters for which financial statements are available ending prior to such date, with such *pro forma* and other adjustments as are consistent with the *pro forma* and other adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

"Consolidated Total Leverage Ratio" means, as of any date of determination, the ratio of (1) the Total Debt as of such date to (2) Consolidated Cash Flow of the Issuers and their Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available ending prior to such date, with such *pro forma* and other adjustments as are consistent with the *pro forma* and other adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

"Corporate Trust Office of the Trustee" shall be at the address of the Trustee specified in Section 14.02 hereof or such other address as to which the Trustee may give notice to the Holders and the Issuers.

"Credit Facility" or "Credit Facilities" means one or more debt facilities, indentures or commercial paper facilities, in each case, with banks or other lenders or holders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or holders or others or to special purpose entities formed to borrow from such lenders or holders or others against such receivables), letters of credit or debt securities, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced, in each case, in whole or in part from time to time.

"Custodian" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Definitive Note" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06(c) hereof, substantially in the form of Exhibit A hereto, except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuers to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuers may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture shall be equal to the maximum amount that the Issuers and their Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"Domestic Subsidiary" means any Restricted Subsidiary of the Issuers that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Issuers.

"Environmental CapEx Debt" means Indebtedness of CCFC or its Restricted Subsidiaries incurred for the purpose of financing Environmental Capital Expenditures.

"Environmental Capital Expenditures" means capital expenditures deemed necessary by CCFC or its Restricted Subsidiaries to comply with Environmental Laws.

"Environmental Law" means any applicable federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety or Hazardous Materials.

"Equally and Ratably" has the meaning given to it in the Security Documents.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means a public or private sale for cash of Capital Stock (other than Disqualified Stock) in a new money offering of (x) the Issuers or (y) Parent, and in the case of clause (y), to the extent the net proceeds from such Equity Offering are contributed as cash to the Issuers.

"Euroclear" means Euroclear S.A./N.V., as operator of the Euroclear system.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Excluded Assets" shall have the meaning given to such term in the Security Documents.

"Facilities" means the Closing Date Facilities and any other power or energy generating facilities acquired or constructed after the Issue Date described in the definition of Permitted Business.

"Fair Market Value" means the value that would be paid by a willing buyer to a willing seller in a transaction, determined in good faith by the chief financial officer or Board of Directors of CCFC (unless otherwise provided in this Indenture).

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving *pro forma* effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given *pro forma* effect to any expense and cost reduction that (x) has occurred or (y) in the reasonable judgment of the principal financial officer of CCFC, is

reasonably expected to occur; <u>provided</u> that in the case of this clause (y), the principal financial officer of CCFC shall have delivered to the Trustee an Officer's Certificate certifying that such principal financial officer believes in good faith that such expenses or cost reductions are reasonably expected to occur within six months from the date of any such acquisition, in each case, as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a *pro forma* basis;

      (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

      (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

      (4)   if any Indebtedness that is being incurred on the Calculation Date bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness, but only for such period of time as equals the then remaining term of such Hedging Obligations as of the Calculation Date).

"<u>Fixed Charges</u>" means, with respect to any specified Person for any period, the sum, without duplication, of:

      (1)   Consolidated Interest Expense; *plus*

      (2)   the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; *plus*

      (3)   any interest accruing on Indebtedness of a Person other than the Issuers and their Restricted Subsidiaries that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; *plus*

      (4)   the product of (A) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Issuers (other than Disqualified Stock) or to the Issuers or a Restricted Subsidiary of the Issuers, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"<u>GAAP</u>" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

"Global Note Legend" means the legend set forth in Section 2.06(f)(ii) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"Global Notes" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Section 2.01, 2.06(b) or 2.06(d) hereof, including the Global Note Legend.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government.

"Government Securities" means securities that are:

(1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America,

which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

"Guarantor" means each of (1) Hermiston Power LLC and Brazos Valley Energy LLC and (2) any Restricted Subsidiary of the Issuers that executes a subsidiary guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of this Indenture.

"Hazardous Material" means any substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance that is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCBs), or any radioactive substance.

"Hedging Obligations" means, with respect to any specified Person, the net obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

"Holder" means the Person in whose name a Note is registered on the Registrar's books.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses or trade payables), whether or not contingent (without duplication):

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof;

(3) in respect of bankers' acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations (except as expressly set forth below),

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of and premium (if any) on the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of other Persons secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such asset at such date of determination, and

(B)   the amount of such Indebtedness of such other Persons.

Notwithstanding the foregoing, "Indebtedness" shall not include:

(1)   any Hedging Obligations that are entered into for bona fide hedging purposes of the Issuers or their Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of CCFC, whether or not accounted for as a hedge in accordance with GAAP); and

(2)   in-kind obligations relating to energy balancing positions arising in the ordinary course of business and consistent with past practice.

"Indenture" means this Indenture, as amended or supplemented from time to time.

"Indirect Participant" means a Person who holds a beneficial interest in a Global Note through a Participant.

"Initial Notes" as defined in the recitals hereto.

"Interest Payment Date" means June 1 and December 1 of each year to stated maturity.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's or BBB- (or the equivalent) by S&P.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or similar obligations), advances or capital contributions (excluding payroll, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investment" shall exclude extensions of trade credit by the Issuers and their Restricted Subsidiaries in the ordinary course of business. If any Issuer or any Subsidiary of the Issuers sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of such Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of such Issuer, such Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of such Issuer's Investments in such Subsidiary that were not sold or disposed of. The acquisition by the Issuers or any Subsidiary of the Issuers of a Person that holds an Investment in a third Person will be deemed to be an Investment by such Issuer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person. Except as otherwise provided in this Indenture, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

"Issue Date" means May 19, 2009.

"Issuer Order" means a written request or order signed on behalf of the Issuers by an Officer of the Issuers, and delivered to the Trustee.

"Issuers" as defined in the recitals hereto.

"Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York and Wilmington, Delaware are authorized by law, regulation or executive order to remain closed.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement and any lease that constitutes a security interest.

"Material Domestic Subsidiary" means any Domestic Subsidiary having Total Assets that constitute more than 5% of Total Assets.

"Moody's" means Moody's Investors Service, Inc.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)   any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (A) any Asset Sale; or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)   any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

"Net Proceeds" means the aggregate cash proceeds received by the Issuers or any of their Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts reserved for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse" means, with respect to any specified Person and the Indebtedness of such Person:

(1)   neither the Issuers nor any of their Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) for the Indebtedness of such Person other than a pledge of the Equity Interests of such Person, (B) is directly or indirectly liable as a guarantor or otherwise of the Indebtedness of such Person, or (C) constitutes the lender with respect to the Indebtedness of such Person; and

(2)   in the case of an Unrestricted Subsidiary, no default on the Indebtedness of such Person (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of Indebtedness of the Issuers or any of their Restricted Subsidiaries to declare a default on such Indebtedness of the Issuers or any of their Restricted Subsidiaries or cause the payment of

such Indebtedness of the Issuers or any of their Restricted Subsidiaries to be accelerated or payable prior to its stated maturity.

"Non-U.S. Person" means a Person who is not a U.S. Person.

"Note Documents" means the Notes, this Indenture, the guarantees and the Security Documents.

"Note Obligations" means (1) Notes issued on Issue Date and (2) Notes issued by the Issuers after the Issue Date that constitute Parity Secured Debt; together with the guarantees and all other Obligations (including all Obligations owing to the Trustees) of any Obligor under the Note Documents.

"Notes" means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term "Notes" shall also include any Additional Notes that may be issued under a supplemental indenture. For purposes of this Indenture, all references to Notes to be issued or authenticated upon transfer, replacement or exchange shall be deemed to refer to Notes of the applicable series.

"Notice of Actionable Default" means a written notice given to the Collateral Trustee by the Required Secured Debtholders or any Secured Debt Representative, stating that an Actionable Default has occurred and is continuing.

"Obligations" means any principal, interest, premium, fees (including reasonable fees and expenses of attorneys and other experts), indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness, including any interest accruing after commencement of any bankruptcy or insolvency proceeding against any Obligor whether or not allowed in such proceeding.

"Obligor" means the Issuers, the Guarantors and each other Subsidiary of the Issuers that has granted the Collateral Trustee a Lien upon any property as security for any Note Obligation.

"Offering Memorandum" means the Offering Memorandum, dated May 12, 2009, relating to the sale of the Initial Notes.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

"Officer's Certificate" means a certificate signed on behalf of the Issuers by an Officer of the applicable Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer, that meets the requirements set forth in this Indenture, including but not limited to Section 14.05 hereof.

"Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers.

"Order of Application" shall have the meaning assigned to such term in the Collateral Trust Agreement.

"Original Issue Discount Legend" means the legend set forth in Section 2.06(f)(iv) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"Parent" means any direct or indirect parent company of CCFC.

"Parity Secured Debt" means:

(1)   Indebtedness incurred pursuant to clause (1) of the definition of Permitted Debt;

(2)   Indebtedness incurred pursuant to clause (15) of the definition of Permitted Debt; provided that after giving effect to such incurrence and the application of the proceeds from, and the creation of Liens to secure, such Indebtedness, the Consolidated Senior Secured Leverage Ratio of the Issuers was not greater than 4.75 to 1.0;

(3)   [Intentionally Omitted];

(4)   Indebtedness incurred pursuant to clause (17) of the definition of Permitted Debt;

(5)   the Notes issued on the Issue Date;

(6)   Permitted Refinancing Indebtedness incurred by the Issuers;

(7)   Permitted Refinancing Indebtedness, the net proceeds of which are used to refinance Parity Secured Debt; and

(8)   any other Indebtedness incurred by the Issuers if (A) when it was incurred, the incurrence of such Indebtedness by the Issuers was permitted by this Indenture and (B) on the day such Indebtedness was incurred, after giving effect to such incurrence and the application of the proceeds from, and the creation of Liens to secure, such Indebtedness, the Consolidated Senior Secured Leverage Ratio of the Issuers was not greater than 4.75 to 1.0;

provided, in each case (except in the case of Notes or Additional Notes), that the Secured Debt Representative on behalf of the holders of any such Indebtedness shall have executed a joinder to the Collateral Trust Agreement in the form provided therein.

"Parity Secured Obligations" means, collectively, all Obligations in respect of Parity Secured Debt.

"Participant" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

"Perfection Certificate" has the meaning assigned to such term in the Security Agreement.

"Permitted Business" means the ownership, construction, operation and maintenance of the Closing Date Facilities and any other power and energy generating facilities located in the United States, together with any related assets or facilities, including gas pipelines supplying natural gas to such generating facilities, electric transmission lines carrying energy generated from such generating facilities, and any related gas or electric interconnection facilities, as well as the engagement in commodity transacttions in connection with such business operations, or any business that is similar, reasonably related, incidental or ancillary to any of the foregoing.

"Permitted Counterparty Lien" means a Lien in favor of a counterparty under a PPA; provided that the following conditions are satisfied:

(1)   the counterparty is not an Affiliate of CCFC;

(2)   the Lien does not secure any Indebtedness and (a) is granted solely to secure the performance obligations of CCFC or the applicable Restricted Subsidiary under the PPA and/or any obligation of CCFC or the applicable Restricted Subsidiary to make a termination payment under the PPA upon the occurrence of the event described in clause (3)(c) (i) below or the termination by the counterparty upon the occurrence of any of the events described in clause (3)(c) (ii) below, or (b) creates rights designed to enable the counterparty to assume operational control of the relevant Facility or Facilities (*e.g.*, step-in rights) or otherwise continue performance of CCFC's or the applicable Restricted Subsidiary's obligations under the PPA;

(3)   the counterparty can exercise its rights with respect to the Lien only (a) for so long as the counterparty remains current with respect to all of its payment obligations under the PPA and is not otherwise in a continuing default under the PPA, (b) if the counterparty continues to acknowledge the existence of the Liens securing the Parity Secured Obligations (unless and until Liens securing the Parity Secured Obligations are eliminated in connection with a foreclosure of the Permitted Counterparty Liens as contemplated by clause (4) of this definition) and (c) if either (i) CCFC or the applicable Restricted Subsidiary has terminated, rejected or repudiated the PPA (including, without limitation, any rejection or similar act by or on behalf of CCFC or the applicable Restricted Subsidiary in connection with any bankruptcy proceeding) or (ii) CCFC or the applicable Restricted Subsidiary has intentionally breached its obligations under the PPA; provided that the following actions will be considered an intentional breach by CCFC or the applicable Restricted Subsidiary under the PPA:

(A)   CCFC or the applicable Restricted Subsidiary provides or delivers capacity or energy to a third party if CCFC or the applicable Restricted Subsidiary is required under the PPA to provide or deliver such capacity or energy to the counterparty;

(B)   CCFC or the applicable Restricted Subsidiary fails to operate or attempt to operate one or more of the relevant Facilities at a time when CCFC or the applicable Restricted Subsidiary was required under the PPA to operate or attempt to operate such Facility or Facilities and such operation or attempted operation is not prevented by force majeure, forced outage or other events or circumstances outside the reasonable control of the Person responsible therefor;

(C)   any failure by CCFC or the applicable Restricted Subsidiary to comply with any provisions of the PPA designed to enable the counterparty to assume operational control of the relevant Facility or Facilities (*e.g.*, step-in rights) or otherwise take actions necessary to continue performance of CCFC's or the applicable Restricted Subsidiary's obligations under the PPA, in each case to the extent CCFC or the applicable Restricted Subsidiary is then capable of complying with such provisions; or

(D)   any failure by CCFC or the applicable Restricted Subsidiary to pay to the counterparty any amount due and payable in accordance with the terms and conditions of the PPA; and

(4)   the counterparty's exercise of its rights with respect to the Lien is limited to (a) the taking of actions pursuant to any provisions of the PPA designed to enable the counterparty to assume operational control of the relevant Facility or Facilities (*e.g.*, step-in rights) or otherwise necessary to continue performance of CCFC's or the applicable Restricted Subsidiary's obligations under the PPA or (b) the recovery of any termination payment due under the PPA upon the occurrence of the event described in clause (3)(c)(i) above or the termination by the counterparty upon the occurrence of any of the events described in clause (3)(c)(ii) above.

"Permitted Holder" means Calpine Corporation and its wholly owned subsidiaries.

"Permitted Investments" means:

(1)   any Investment in the Issuers or in a Restricted Subsidiary of the Issuers;

(2)   any Investment in Cash Equivalents;

(3)   any Investment by the Issuers or any Restricted Subsidiary of the Issuers in a Person, if as a result of such Investment:

(A)   such Person becomes a Restricted Subsidiary of the applicable Issuer; or

(B)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the applicable Issuer or a Restricted Subsidiary of the Issuers;

(4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.10;

(5)   Investments made as a result of the sale of Equity Interests of any Person that is a Subsidiary of CCFC such that, after giving effect to any such sale, such Person is no longer a Subsidiary of CCFC, if the sale of such Equity Interests constitutes an Asset Sale and the Net Proceeds received from such Asset Sale are applied as set forth in Section 4.10;

(6)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of an Issuer or Parent;

(7)   any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuers or any of their Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8)   Investments represented by Hedging Obligations;

(9)   loans or advances to employees made in the ordinary course of business up to an aggregate principal amount not to exceed $10.0 million at any one time;

(10)	any Investment acquired by the Issuers or any of their Restricted Subsidiaries on account of any claim against, or interest in, any other Person (A) acquired in good faith in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of such other Person or (B) as a result of a bona fide foreclosure by the Issuers or any of their Restricted Subsidiaries with respect to any claim against any other Person;

(11)	repurchases of the Notes or *pari passu* Indebtedness;

(12)	receivables owing to the Issuers or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuers or such Restricted Subsidiary deems reasonable under the circumstances;

(13)	any Investments in the form of, or pursuant to, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling agreements, area of mutual interest agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case, made or entered into in the ordinary course of business; and

(14)	other Investments so long as, at the time thereof, the aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) of such Investments, taken together with all other Investments made pursuant to this clause (14), does not to exceed the greater of (x) $20.0 million and (y) 1.0% of Total Assets.

"Permitted Liens" means:

(1)	Liens held by the Collateral Trustee Equally and Ratably securing all Parity Secured Obligations;

(2)	Liens securing an aggregate principal amount of Indebtedness under Credit Facilities not to exceed the greater of (x) amount permitted to be incurred pursuant to Section 4.09(b)(1) and (y) an amount that would not cause the Consolidated Senior Secured Leverage Ratio, after giving effect to such incurrence, to exceed 4.75 to 1.0;

(3)	Liens (x) on property of a Person existing at the time such Person is merged with or into or consolidated with CCFC or any Subsidiary of CCFC or (y) on property (including Capital Stock) existing at the time of acquisition of such property by CCFC or any Subsidiary of CCFC; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CCFC or the Subsidiary or the property acquired; provided further that on the date on which such Person becomes a Restricted Subsidiary or such property is acquired, after giving effect to the incurrence of such Liens, the Consolidated Senior Secured Leverage Ratio would not exceed 4.75 to 1.0;

(4)	Liens securing Indebtedness (including Capital Lease Obligations) permitted to be incurred pursuant to Section 4.09(b)(3) covering only the assets acquired with or financed by such Indebtedness;

(5)   Liens securing obligations under sale leaseback transactions permitted by Section 4.16 covering only the assets subject to such transaction;

(6)   Liens in favor of the Issuers or the Guarantors;

(7)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8)   Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(9)   survey exceptions, encumbrances, easements or reservations, including those for licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines, mineral reservations and rights and leases, zoning restrictions and other restrictions (including defects or irregularities in title and similar encumbrances that are not material to the operations of the Issuers and their Restricted Subsidiaries taken as a whole) as to the use of real property that were not incurred in connection with Indebtedness and that (A) exist on the Issue Date and are recorded on such date, (B) are permitted under the terms of the Security Documents or (C) do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(10)   Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture if such Permitted Refinancing Indebtedness is incurred by the same obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that:

(A)   the new Lien shall be limited to all or part of the same categories of property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus repairs, improvements, additions and accessions to such property or proceeds or distributions thereof); and

(B)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Permitted Refinancing Indebtedness, (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement and (iii) any protective advances with respect to the property and assets that secure such Permitted Refinancing Indebtedness;

(11)   financing statements (including precautionary statements) filed in connection with a Capital Lease Obligation or an operating lease, in each case, not prohibited hereunder; provided that no such financing statement extends to, covers or refers to as collateral any property or assets of the Issuers or a Restricted Subsidiary, other than the property or assets which are subject to such Capital Lease Obligation or such operating lease;

(12)   Liens arising out of or in connection with any judgment that does not constitute an Event of Default or in connection with any litigation or other legal proceeding as to which an appeal to contest or review is timely commenced in good faith by appropriate proceedings and as to which adequate reserves have been established in accordance with GAAP; provided that any

right to levy, seizure, attachment, sequestration, foreclosure or garnishment of any property and assets of the Issuers or a Restricted Subsidiary thereof arising out of or in connection with any such Lien has been and continues to be enjoined or effectively stayed;

(13)   inchoate statutory Liens arising under ERISA;

(14)   Liens (A) on cash and short-term investments (i) deposited by the Issuers or any of their Subsidiaries in margin accounts with or on behalf of futures contract brokers or paid over to other counterparties or (ii) pledged or deposited as collateral to a contract counterparty or issuer of surety bonds or letters of credit by the Issuers or any of their Subsidiaries, in the case of clause (i) or (ii), to secure obligations with respect to (a) contracts for commercial and trading activities in the ordinary course of business and contracts (including without limitation, physical delivery, option (whether cash or financial), exchange, swap and futures contracts) for the purchase, transmission, distribution, sale, lease or hedge of any energy-related commodity or service or (b) interest rate, commodity price, or currency rate management contracts or derivatives and (B) encumbering assets other than accounts or receivables arising out of contracts or agreements relating to the generation, distribution or transmission of energy; provided that all such agreements or contracts are entered into in the ordinary course of business;

(15)   Liens arising by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights, contractual rights of setoff or netting arrangements entered into in the ordinary course of business and similar rights with respect to deposit accounts, commodity accounts and/or securities accounts;

(16)   pledges and deposits to secure the payment of worker's compensation, unemployment insurance, social security benefits or obligations under similar laws, or to secure the payment or performance of statutory or public obligations (including environmental, municipal and public utility commission obligations and requirements), reimbursement or indemnity obligations arising out of surety, performance, or other similar bonds, and other obligations of a like nature, in each case incurred in the ordinary course of business;

(17)   Liens existing on the Issue Date (but excluding Liens securing Indebtedness to be repaid with the proceeds of the Notes issued on the Issue Date as described in the Offering Memorandum after such Indebtedness has been repaid); provided that CCFC shall use commercially reasonable efforts to enter into a subordination agreement having terms not materially less favorable, taken as a whole, to the Secured Parties than the liens subordination agreement in effect immediately prior to the Issue Date pursuant to which the Lien granted by CCFC in favor of Magic Valley Electric Cooperative, Inc. (as subsequently assigned to South Texas Electric Cooperative, Inc.) pursuant to the Power Purchase and Sale Agreement dated as of May 22, 1998 securing certain obligations thereunder shall be subordinated to the Liens granted in favor of the Collateral Trustee;

(18)   Liens not in respect of Indebtedness consisting of the interest of the lessor under any operating lease entered into in the ordinary course of business and not otherwise prohibited by this Indenture;

(19)   Liens securing Hedging Obligations permitted under this Indenture;

(20)   Liens securing obligations with respect to contracts (other than for Indebtedness) for commercial and trading activities for the purchase, distribution, sale, lease or hedge of any energy-related commodity or service (including contracts and derivative financial instruments en-

tered into with respect to electric energy or capacity, emissions allowances, fuel and other commodities);

(21)   leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of CCFC or any of its Restricted Subsidiaries;

(22)   any restrictions on any Equity Interest or undivided interests, as the case may be, of a Person providing for a breach, termination or default under any joint venture, stockholder, membership, limited liability company, partnership, owners', participation or other similar agreement between such Person and one or more other holders of Equity Interests or undivided interests of such Person, as the case may be, if a security interest or Lien is created on such Equity Interest or undivided interest, as the case may be, as a result thereof;

(23)   any customary provisions limiting the disposition or distribution of assets or property (including without limitation Equity Interests) or any related restrictions thereon in joint venture, partnership, membership, stockholder and limited liability company agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, including owners', participation or similar agreements governing projects owned through an undivided interest; provided, however, that any such limitation is applicable only to the assets that are the subjects of such agreements;

(24)   Liens granted by a Person in favor of a commercial trading counterparty pursuant to a netting agreement, which Liens encumber rights under agreements that are subject to such netting agreement and which Liens secure such Person's obligations to such counterparty under such netting agreement; provided that any such agreements and netting agreements are entered into in the ordinary course of business; and provided, further, that the Liens are incurred in the ordinary course of business and when granted, do not secure obligations which are past due;

(25)   Liens arising out of or in connection with the transfer of an undivided interest in the Magic Valley Generating Center in Edinburg, Texas pursuant to the purchase option set forth in Article XIV of the Power Purchase and Sale Agreement with South Texas Electric Cooperative, Inc., dated May 22, 1998, as in effect on the Issue Date;

(26)   Permitted Counterparty Liens, which Liens shall rank *pari passu* to the Liens securing Parity Secured Obligations (although the Obligations securing such Permitted Counterparty Liens shall not constitute Parity Secured Obligations under this Indenture); and

(27)   Liens incurred in the ordinary course of business of the Issuers or any Restricted Subsidiary of the Issuers securing obligations that at the time of incurrence of any such Lien do not in the aggregate with any of Liens created pursuant to this clause (27) exceed the greater of (x) $20.0 million and (y) 1.0% of Total Assets.

"Permitted Refinancing Indebtedness" means any Indebtedness of the Issuers or any their Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Indebtedness of the Issuers or any of their Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)   the principal amount (or accreted value, if higher) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued inter-

est on the Indebtedness and the amount of all expenses, costs and fees and premiums incurred in connection therewith);

(2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, as reasonably determined by the applicable Issuer or such Restricted Subsidiary;

(4)   such Indebtedness is incurred either by the Issuers or any of their Restricted Subsidiaries who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5)   if incurred by an Issuer, such Indebtedness may be guaranteed by the Guarantors.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Post-Closing Collateral" means the portion of the Collateral for which a valid and perfected security interest in favor of the Collateral Trustee has not been created on or prior to the Issue Date.

"PPA" means an agreement (including a tolling agreement, fuel conversion services agreement or other similar agreement) entered into by the Issuers or any of their Restricted Subsidiaries for the sale of capacity or energy (and services ancillary or related thereto) from one or more of the Facilities.

"Private Placement Legend" means the legend set forth in Section 2.06(f)(1)(A) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Record Date" for the interest payable on any applicable Interest Payment Date means May 15 or November 15 (whether or not a Business Day) next preceding such Interest Payment Date.

"Regulation S" means Regulation S promulgated under the Securities Act.

"Regulation S Global Note" means a Regulation S Temporary Global Note or Regulation S Permanent Global Note, as applicable.

"Regulation S Permanent Global Note" means a permanent Global Note in the form of Exhibit A hereto, bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Regulation S Temporary Global Note upon expiration of the Restricted Period.

"Regulation S Temporary Global Note" means a temporary Global Note in the form of Exhibit A hereto, bearing the Global Note Legend, the Private Placement Legend and the Regulation S Temporary Global Note Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903.

"Regulation S Temporary Global Note Legend" means the legend set forth in Section 2.06(f)(iii) hereof.

"Required Secured Debtholders" has the meaning given to it in the Security Documents.

"Required Supermajority Debtholders" has the meaning given to it in the Security Documents.

"Responsible Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"Restricted Definitive Note" means a Definitive Note bearing the Private Placement Legend.

"Restricted Global Note" means a Global Note bearing the Private Placement Legend.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Period" means the 40-day distribution compliance period as defined in Regulation S.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Rule 144" means Rule 144 promulgated under the Securities Act.

"Rule 144A" means Rule 144A promulgated under the Securities Act.

"Rule 903" means Rule 903 promulgated under the Securities Act.

"Rule 904" means Rule 904 promulgated under the Securities Act.

"S&P" means Standard & Poor's Ratings Group.

"Secured Debt Documents" means, collectively, the Note Documents, and any indenture, Credit Facility or other agreement governing each other Series of Parity Secured Debt and all agreements binding on any Obligor related thereto.

"Secured Debt Representative" means (1) in the case of the Notes, the Trustee, and (2) in the case of any other Series of Parity Secured Debt, the trustee, agent or representative of the holders of such Series of Parity Secured Debt who maintains, or on whose behalf is maintained, the transfer register for or who acts as trustee or administrative agent for such Series of Parity Secured Debt and is appointed as Secured Debt Representative (for purposes related to the administration of the Security Documents) or acts in such capacity pursuant to this indenture or agreement governing such Series of Parity Secured Debt.

"Secured Parties" means the Trustee, Collateral Trustee and the holders of any Parity Secured Obligations at any time outstanding.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Security Documents" means the Collateral Trust Agreement, and all security agreements, pledge agreements, control agreements, collateral assignments, mortgages, deed of trust or other grants or transfers for security or agreements related thereto executed and delivered by the Issuers or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee to secure Parity Secured Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

"Series of Parity Secured Debt" means, severally, the Notes and each other issue or series of Parity Secured Debt.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation was in effect on the Issue Date.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

(1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)   any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"TIA" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

"Total Assets" means the total assets of CCFC and its Restricted Subsidiaries on a consolidated basis, as shown on CCFC's most recent internally available balance sheet of the Issuers, as may be expressly stated.

"Total Debt" means, as of any date of determination, the aggregate principal amount of Indebtedness of the Issuers and their Restricted Subsidiaries outstanding on such date, determined on a consolidated basis, but only to the extent required to be recorded on a balance sheet, in accordance with GAAP, consisting of Indebtedness for borrowed money, Capital Lease Obligations and debt obligations evidenced by promissory notes or similar instruments.

"Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2013; provided, however, that if the period from the redemption date to June 1, 2013 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to June 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"Trustee" means Wilmington Trust Company, or one of its affiliates, in its capacity as Trustee under the Collateral Trust Agreement and this Indenture, together with its successors and assigns in such capacities.

"Unrestricted Definitive Note" means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

"Unrestricted Global Note" means a permanent Global Note, substantially in the form of Exhibit A attached hereto, that bears the Global Note Legend and that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing Notes that do not bear the Private Placement Legend.

"Unrestricted Subsidiary" means any Subsidiary of the Issuers or any successor to any of them that is designated by the Board of Directors of CCFC as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)   has no Indebtedness other than Indebtedness that is Non-Recourse to the Issuers and their Restricted Subsidiaries;

(2)   is not party to any agreement, contract, arrangement or understanding with the Issuers or any Restricted Subsidiary of the Issuers unless the terms of any such agreement, contract,

arrangement or understanding are no less favorable to the Issuers or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuers; and

(3)   is a Person with respect to which neither the Issuers nor any of their Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results.

Any designation of a Subsidiary of the Issuers as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officer's Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuers as of such date and, if such Indebtedness is not permitted to be incurred as of such date in Section 4.09 the Issuers will be in default of such covenant. The Board of Directors of the Issuers may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuers of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.09, calculated on a *pro forma* basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

"Upgrades" means the development and implementation of the FD 3 upgrade to the combustion turbines of any Facility and all activities directly related thereto.

"U.S. Person" means a U.S. person as defined in Rule 902(k) under the Securities Act.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)   the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)   the then outstanding principal amount of such Indebtedness.

"Wholly Owned Subsidiary" of any Person means a Restricted Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Section 1.02 Other Definitions.

Term	Defined in Section
"Agent Members"	2.06
"Affiliate Transaction"	4.11
"Asset Sale Offer"	4.10
"Authentication Order"	2.02
"Change of Control Offer"	4.14
"Change of Control Payment"	4.14
"Change of Control Payment Date"	4.14
"Covenant Defeasance"	8.03
"DTC"	2.03
"Event of Default"	6.01
"Excess Proceeds"	4.10
"incur"	4.09
"Legal Defeasance"	8.02
"Note Register"	2.03
"Offer Amount"	3.09
"Offer Period"	3.09
"Paying Agent"	2.03
"Permitted Debt"	4.08
"Purchase Date"	3.09
"Redemption Date"	3.01
"Refinancing Indebtedness"	4.09
"Registrar"	2.03
"Restricted Payments"	4.07
"Subject Property"	4.16
"Successor Person"	5.01

Section 1.03 Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Notes;

"indenture security holder" means a Holder of a Note;

"indenture to be qualified" means this Indenture;

"indenture trustee" or "institutional trustee" means the Trustee; and

"obligor" on the Notes and the Guarantees means the Issuers and the Guarantors, respectively, and any successor obligor upon the Notes and the Guarantees, respectively.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.

Section 1.04   Rules of Construction.

Unless the context otherwise requires:

(a)   a term has the meaning assigned to it;

(b)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)   "or" is not exclusive;

(d)   words in the singular include the plural, and in the plural include the singular;

(e)   "will" shall be interpreted to express a command;

(f)   provisions apply to successive events and transactions;

(g)   references to sections of, or rules under, the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;

(h)   unless the context otherwise requires, any reference to an "Article," "Section" or "clause" refers to an Article, Section or clause, as the case may be, of this Indenture;

(i)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision; and

(j)   for purposes of all provisions of this Indenture referring to or requiring the reasonable satisfaction or determination of the Trustee and/or the Collateral Trustee, the Trustee and/or the Collateral Trustee shall be entitled to rely upon a certificate of any of the Issuers or an Opinion of Counsel as may be necessary for the Trustee to make a required determination or take or omit to take a particular action. The determination of whether a certificate of either of (x) the Issuers or (y) an Opinion of Counsel is selected shall be in the sole discretion of the Trustee or the Collateral Trustee.

Section 1.05   Acts of Holders

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuers. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee and the Issuers, if made in the manner provided in this Section 1.05.

(b)	The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c)	The ownership of Notes shall be proved by the Note Register.

(d)	Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee or the Issuers in reliance thereon, whether or not notation of such action is made upon such Note.

(e)	The Issuers may, in the circumstances permitted by the TIA, set a record date for purposes of determining the identity of Holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or take any other act, or to vote or consent to any action by vote or consent authorized or permitted to be given or taken by Holders. Unless otherwise specified, if not set by the Issuers prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation.

(f)	Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(g)	Without limiting the generality of the foregoing, a Holder, including DTC that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and DTC that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary's standing instructions and customary practices.

(h)	The Issuers may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by DTC entitled under the procedures of such Depositary to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders. If such a record date is fixed, the Holders on such record date or their duly appointed proxy or proxies, and only such Persons, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be valid or effective if made, given or taken more than 90 days after such record date.

ARTICLE 2

THE NOTES

Section 2.01   Form and Dating; Terms.

(a)   General. The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rules or usage. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b)   Global Notes. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified in the "Schedule of Exchanges of Interests in the Global Note" attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c)   Temporary Global Notes. Notes offered and sold in reliance on Regulation S shall be issued initially in the form of the Regulation S Temporary Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Trustee, as Custodian for the Depositary, and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Issuers and authenticated by the Trustee as hereinafter provided. Early termination of the Restricted Period may be effectuated upon receipt by the Trustee of:

(i)   a written certificate from the Depositary, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Note (except to the extent of any beneficial owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Note bearing a Private Placement Legend, all as contemplated by Section 2.06(b) hereof); and

(ii)   an Officer's Certificate from the Issuers.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note shall be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee shall cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the

Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(d)   Terms. The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Issuers, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Issuers pursuant to an Asset Sale Offer as provided in Section 4.10 hereof or a Change of Control Offer as provided in Section 4.14 hereof. The Notes shall not be redeemable, other than as provided in Article 3.

Additional Notes ranking *pari passu* with the Initial Notes may be created and issued from time to time by the Issuers without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise as the Initial Notes; provided that the Issuers' ability to issue Additional Notes shall be subject to the Issuers' compliance with Section 4.09 and Section 4.12 hereof.

(e)   Euroclear and Clearstream Procedures Applicable. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.02   Execution and Authentication.

At least one Officer shall execute the Notes on behalf of each Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

On the Issue Date, the Trustee shall, upon receipt of an Issuer Order (an "Authentication Order"), authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon receipt of an Authentication Order authenticate and deliver any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuers.

Section 2.03   Registrar and Paying Agent.

The Issuers shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a register of the Notes ("Note Register") and of their transfer and exchange. The Issuers may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Issuers may change any Paying Agent or Registrar without prior notice to any Holder. The Issuers shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuers fail to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuers or any of their Subsidiaries may act as Paying Agent or Registrar.

The Issuers initially appoint The Depository Trust Company ("DTC") to act as Depositary with respect to the Global Notes.

The Issuers initially appoint the Trustee to act as the Paying Agent and Registrar for the Notes and to act as Custodian with respect to the Global Notes.

Section 2.04   Paying Agent to Hold Money in Trust.

The Issuers shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and will notify the Trustee of any default by the Issuers in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuers at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuers or a Subsidiary) shall have no further liability for the money. If the Issuers or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuers, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05   Holder Lists

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with Section 312(a) of the TIA. If the Trustee is not the Registrar, the Issuers shall furnish to the Trustee at least two Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Issuers shall otherwise comply with Section 312(a) of the TIA.

Section 2.06   Transfer and Exchange.

(a)   Transfer and Exchange of Global Notes. Except as otherwise set forth in this Section 2.06, a Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor Depositary or a nominee of such successor Depositary. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Issuers that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuers within 120 days or (ii) there shall have occurred and be continuing an Event of

Default with respect to the Notes. Upon the occurrence of any of the preceding events in (i) or (ii) above, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any denominations authorized pursuant to Section 2.01(a) hereof, requested by or on behalf of the Depositary (in accordance with its customary procedures). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in (i) or (ii) above and pursuant to Section 2.06(c) hereof. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); provided, however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b)   Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)   Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii)   All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) hereof, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above; provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06 (g) hereof.

(iii)   Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) hereof and the Registrar receives the following:

(A)   if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B)   if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(c)   Transfer or Exchange of Beneficial Interests for Definitive Notes.

(i)   Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the events in paragraph (i) or (ii) of Section 2.06(a) hereof and receipt by the Registrar of the following documentation:

(A)   if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)   if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)   if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D)   if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)   if such beneficial interest is being transferred to the Issuers or any of their Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F)   if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuers shall execute and the Trustee shall, upon receipt of an Authentication Order, authenticate and mail to the Person designated in the instructions a

Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations (as permitted by Section 2.01(a) hereof) as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)   Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes. Notwithstanding Sections 2.06(c)(i)(A) and (C) hereof, a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) of the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii)   Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the events in subsection (i) or (ii) of Section 2.06(a) hereof and satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuers shall execute and the Trustee shall, upon receipt of an Authentication Order, authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations (as permitted by Section 2.01(a) hereof) as the holder of such beneficial interest shall instruct the Registrar through instructions from or through the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall not bear the Private Placement Legend.

(d)   Transfer and Exchange of Definitive Notes for Beneficial Interests.

(i)   Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)   if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)   if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)   if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of <u>Exhibit B</u> hereto, including the certifications in item (2) thereof;

(D)   if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of <u>Exhibit B</u> hereto, including the certifications in item (3)(a) thereof;

(E)   if such Restricted Definitive Note is being transferred to the Issuers or any of their Restricted Subsidiaries, a certificate substantially in the form of <u>Exhibit B</u> hereto, including the certifications in item (3)(b) thereof; or

(F)   if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of <u>Exhibit B</u> hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the applicable Restricted Global Note, in the case of clause (B) above, the applicable 144A Global Note, and in the case of clause (C) above, the applicable Regulation S Global Note.

(ii)   <u>Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes</u>. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

(e)   <u>Transfer and Exchange of Definitive Notes for Definitive Notes</u>. Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this <u>Section 2.06(e)</u>, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this <u>Section 2.06 (e)</u>:

(i)   <u>Restricted Definitive Notes to Restricted Definitive Notes</u>. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)   if the transfer will be made pursuant to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate substantially in the form of <u>Exhibit B</u> hereto, including the certifications in item (1) thereof;

(B)   if the transfer will be made pursuant to Rule 903 or Rule 904 then the transferor must deliver a certificate in the form of <u>Exhibit B</u> hereto, including the certifications in item (2) thereof; or

(C)   if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of <u>Exhibit B</u> hereto, including the certifications required by item (3) thereof, if applicable.

(ii)   <u>Unrestricted Definitive Notes to Unrestricted Definitive Notes</u>. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f)   <u>Legends</u>. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture:

(i)   <u>Private Placement Legend</u>.

(A)   Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."

(B)   Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (c)(iii), (d)(ii) or (e)(ii) of this <u>Section 2.06</u> (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)   <u>Global Note Legend</u>. Each Global Note shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(g) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUERS. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC") TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(iii)   <u>Regulation S Temporary Global Note Legend</u>. The Regulation S Temporary Global Note shall bear a legend in substantially the following form:

"THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL NOTE, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR CERTIFICATED NOTES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN)."

        (iv)   <u>Original Issue Discount Legend</u>. Each Note shall bear a legend in substantially the following form:

"THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST TO SHONNIE L. DANIEL, VICE PRESIDENT AND MANAGING COUNSEL AT: CALPINE CONSTRUCTION FINANCE COMPANY, L.P., 717 TEXAS AVENUE, SUITE 1000, HOUSTON, TEXAS 77002, THE ISSUER WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND ISSUE DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE."

        (g)   <u>Cancellation and/or Adjustment of Global Notes</u>. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with <u>Section 2.11</u> hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

        (h)   <u>General Provisions Relating to Transfers and Exchanges</u>.

        (i)   To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with <u>Section 2.02</u> hereof or at the Registrar's request.

        (ii)   No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuers may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to <u>Sections 2.07</u>, <u>2.10</u>, <u>3.06</u>, <u>3.09</u>, <u>4.10</u>, <u>4.14</u> and <u>9.05</u> hereof).

        (iii)   Neither the Registrar nor the Issuers shall be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

        (iv)   All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuers, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v)   Neither the Issuers nor the registrar shall be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date.

(vi)   Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuers may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuers shall be affected by notice to the contrary.

(vii)   Upon surrender for registration of transfer of any Note at the office or agency of the Issuers designated pursuant to Section 4.02 hereof, the Issuers shall execute, and the Trustee shall authenticate and mail, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(viii)   At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuers shall execute, and the Trustee shall, upon receipt of an Authentication Order, authenticate and mail, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.02 hereof.

(ix)   All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

(x)   Each Holder of a Note agrees to indemnify the Issuers and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder's Note in violation of any provision of this Indenture and/or applicable United States federal or state securities laws.

(xi)   Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depositary.

(xii)   The Trustee shall have no responsibility or obligation to any members of, or participants in, the Depositary ("Agent Members") or any other Person with respect to the accuracy of the books or records, or the acts or omissions, of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any Agent Members or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Security shall be exercised only through the Depositary subject to the customary procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its Agent Members.

(xiii)   The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 2.07   Replacement Notes,

If any mutilated Note is surrendered to the Trustee, the Registrar or the Issuers and the Trustee receives evidence to its satisfaction of the ownership and destruction, loss or theft of any Note, the Issuers shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Issuers, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuers to protect the Issuers, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuers may charge for its expenses in replacing a Note.

Every replacement Note is a contractual obligation of the Issuers and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08   Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuers or an Affiliate of the Issuers holds the Note.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuers, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09   Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuers, or by any Affiliate of the Issuers, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not an Issuer or any obligor upon the Notes or any Affiliate of the Issuers or of such other obligor.

Section 2.10   Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuers may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuers consider appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuers shall prepare and the Trustee shall, upon receipt of an Authentication Order, authenticate definitive Notes in exchange for temporary Notes.

Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.11   Cancellation.

The Issuers at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall destroy cancelled Notes (subject to the record retention requirement of the Exchange Act). Certification of the destruction of all cancelled Notes shall be delivered to the Issuers. The Issuers may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12   Defaulted Interest.

If the Issuers default in a payment of interest on the Notes, they shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuers shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuers shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Trustee shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. The Trustee shall promptly notify the Issuers of such special record date. At least 15 days before the special record date, the Issuers (or, upon the written request of the Issuers, the Trustee in the name and at the expense of the Issuers) shall mail or cause to be mailed, first-class postage prepaid, to each Holder a notice at his or her address as it appears in the Note Register that states the special record date, the related payment date and the amount of such interest to be paid.

Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Section 2.13   <u>CUSIP Numbers; ISIN Numbers.</u>

The Issuers in issuing the Notes may use CUSIP numbers and/or ISIN numbers (if then generally in use) and, if so, the Trustee shall use CUSIP numbers and/or ISIN numbers in notices of redemption as a convenience to Holders; <u>provided</u> that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuers will as promptly as practicable notify the Trustee of any change in the CUSIP numbers and/or ISIN numbers.

ARTICLE 3

REDEMPTION

Section 3.01   <u>Notices to Trustee.</u>

If the Issuers elect to redeem Notes pursuant to <u>Section 3.07</u> hereof, they shall furnish to the Trustee, at least fifteen (15) Business Days (unless shorter notice shall be agreed to by the Trustee) before notice of redemption is required to be mailed or caused to be mailed to Holders pursuant to <u>Section 3.03</u> but not more than 60 days before a redemption date, an Officer's Certificate setting forth (i) the paragraph or subparagraph of such Note and/or Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of the Notes to be redeemed and (iv) the redemption price.

Section 3.02   <u>Selection of Notes to Be Redeemed or Purchased.</u>

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee shall select the Notes to be redeemed or purchased (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a *pro rata* basis, by lot or by such other method as the Trustee shall deem fair and appropriate. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption or purchase.

The Trustee shall promptly notify the Issuers in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in minimum amounts of $2,000 or integral multiples of $1,000 in excess thereof; no Notes of $2,000 or less can be redeemed in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not equal to $2,000 or an integral multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03   Notice of Redemption.

Subject to Section 3.09 hereof, the Issuers shall mail or cause to be mailed by first-class mail, postage prepaid, notices of redemption at least 30 days but not more than 60 days before the purchase or redemption date to each Holder of Notes to be redeemed at such Holder's registered address or otherwise delivered in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 13 hereof. Except as set forth herein, notices of redemption may be conditional.

The notice shall identify the Notes to be redeemed (including the CUSIP number and ISIN) and shall state:

(a)   the redemption date;

(b)   the redemption price;

(c)   if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original Note;

(d)   the name and address of the Paying Agent;

(e)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f)   that, unless the Issuers default in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(g)   the paragraph or subparagraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(h)   that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN number, if any, listed in such notice or printed on the Notes; and

(i)   if in connection with a redemption pursuant to Section 3.07(b) hereof, any condition to such redemption.

At the Issuers' request, the Trustee shall give the notice of redemption in the Issuers' names and at their expense; provided that the Issuers shall have delivered to the Trustee, at least fifteen (15) Business Days before notice of redemption is required to be mailed or caused to be mailed to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04   Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price (except as provided for in Section 3.07(b) hereof). The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05 hereof, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05   Deposit of Redemption or Purchase Price.

Prior to 12:00 p.m. (New York City time) on the redemption or purchase date, the Issuers shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent shall promptly return to the Issuers any money deposited with the Trustee or the Paying Agent by the Issuers in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

If the Issuers comply with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. Notes accepted for purchase pursuant to Section 4.10 or 4.14 hereof will cease to accrue interest on the purchase date or Change of Control Payment Date, as applicable. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest to the redemption or purchase date shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Issuers to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06   Notes Redeemed or Purchased in Part.

Upon surrender of a Global Note that is redeemed or purchased in part, the Trustee shall make a notation on the "Schedule of Exchanges of Interests in the Global Note" attached thereto to reduce the principal amount of such Global Note to an amount equal to the unredeemed portion of the Global Note surrendered; provided that each such Global Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Upon surrender of a Note that is redeemed or purchased in part, the Issuers shall issue and the Trustee shall, upon receipt of an Authentication Order, authenticate for the Holder at the expense of the Issuers a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same indebtedness to the extent not redeemed or purchased; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer's Certificate is required for the Trustee to authenticate such new Note.

Section 3.07   Optional Redemption.

(a)   At any time prior to June 1, 2012, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under this Indenture at a redemption price of 108.0% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of the Notes issued under this Indenture on the Issue Date remains outstanding immediately after the occurrence of such redemption (excluding Notes held by CCFC and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

(b)   On or after June 1, 2013, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below, subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2013	104.000%
2014	102.000%
2015 and thereafter	100.000%

(c)   At any time and from time to time prior to June 1, 2013, upon notice as described in Section 3.03 hereof, the Issuers may elect to redeem all or any portion of the Notes at a redemption price equal to the sum of :

(1) 100% of the principal amount of Notes to be redeemed; and

(2) the excess of

(a) the sum of the present values of (1) the redemption price of the Notes to be redeemed at June 1, 2013 (as set forth in Section 3.07(b)), and (2) the remaining scheduled payments of interest from the redemption date to June 1, 2013, but excluding accrued and unpaid interest to the redemption date, discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate plus 50 basis points, over

(b) 100% of the principal amount of the Notes to be redeemed,

plus accrued and unpaid interest to, but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(d)   Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08   Mandatory Redemption.

The Issuers shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.09   Offers to Repurchase by Application of Excess Proceeds.

(a)   In the event that, pursuant to <u>Section 4.10</u> hereof, the Issuers shall be required to commence an Asset Sale Offer, they shall follow the procedures specified below.

(b)   The Asset Sale Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "<u>Offer Period</u>"). No later than five Business Days after the termination of the Offer Period (the "<u>Purchase Date</u>"), the Issuers shall apply all Excess Proceeds (the "<u>Offer Amount</u>") to the purchase of Notes and, if required, pari passu Indebtedness (on a *pro rata* basis, if applicable), or, if less than the Offer Amount has been tendered, all Notes and pari passu Indebtedness tendered in response to the Asset Sale Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

(c)   If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest up to but excluding the Purchase Date, shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

(d)   Upon the commencement of an Asset Sale Offer, the Issuers shall send, by first-class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders and holders of pari passu Indebtedness. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(i)   that the Asset Sale Offer is being made pursuant to this <u>Section 3.09</u> and <u>Section 4.10</u> hereof and the length of time the Asset Sale Offer shall remain open;

(ii)   the Offer Amount, the purchase price and the Purchase Date;

(iii)   that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv)   that, unless the Issuers default in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Purchase Date;

(v)   that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in a minimum amount of $2,000 and integral multiples of $1,000 in excess thereof only;

(vi)   that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" attached to the Note completed, or transfer by book-entry transfer, to the Issuers, the Depositary, if appointed by the Issuers, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(vii)   that Holders shall be entitled to withdraw their election if the Issuers, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased and such previously surrendered Note shall be returned to the Holder;

(viii)   that, if the aggregate principal amount of Notes and pari passu Indebtedness surrendered by the holders thereof exceeds the Offer Amount, the Issuers shall select the Notes and such pari passu Indebtedness to be purchased on a *pro rata* basis based on the accreted value or principal amount of the Notes or such pari passu Indebtedness tendered (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $2,000, or integral multiples of $1,000 in excess thereof, shall be purchased); and

(ix)   that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same indebtedness to the extent not repurchased.

(e)   On or before the Purchase Date, the Issuers shall, to the extent lawful, (1) accept for payment, on a *pro rata* basis to the extent necessary, the Offer Amount of Notes or portions thereof validly tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered and (2) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions thereof so tendered.

(f)   The Issuers, the Depositary or the Paying Agent, as the case may be, shall promptly mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes properly tendered by such Holder and accepted by the Issuers for purchase, and if the Notes were purchased in part, the Issuers shall promptly issue a new Note, and the Trustee, upon receipt of an Authentication Order, shall authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officer's Certificate is required for the Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered representing the same indebtedness to the extent not repurchased; provided, that each such new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted shall be promptly mailed or delivered by the Issuers to the Holder thereof. The Issuers shall publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Purchase Date.

(g)   Other than as specifically provided in this Section 3.09 or Section 4.10 hereof, any purchase pursuant to this Section 3.09 shall be made pursuant to the applicable provisions of Sections 3.01 through 3.06 hereof.

ARTICLE 4

COVENANTS

Section 4.01   Payment of Notes.

The Issuers shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Issuers or a Subsidiary, holds as of 12:00 p.m. (New York City time) on the due date money deposited by the Issuers in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to the then applicable interest rate on the Notes to the extent lawful; they shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02   Maintenance of Office or Agency.

The Issuers shall maintain in the continental United States an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuers in respect of the Notes and this Indenture may be served. The Issuers shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuers shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Issuers of their obligation to maintain an office or agency in the continental United States for such purposes. The Issuers shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuers hereby designate the Corporate Trust Office of the Trustee as one such office or agency of the Issuers in accordance with Section 2.03 hereof.

Section 4.03   Reports.

Whether or not required by the Commission's rules and regulations, so long as any Notes are outstanding, the Issuers will furnish to the Holders unaudited quarterly financial statements of CCFC (which statements have been reviewed by CCFC's certified independent accountants and certified by an Officer of CCFC) beginning with the fiscal quarter ended March 31, 2009, and audited annual financial statements of CCFC (which annual financial statements shall include a report thereon from CCFC's certified independent accountants), in each case prepared in accordance with GAAP and accompanied by management's discussion and analysis of the results of operations, within 30 days after Calpine Corporation is required to file its quarterly and annual reports, respectively, with the Commission.

The Issuers will make available such information by posting such information on a publicly accessible page on CCFC's website (or that of any of its Parents).

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.

Section 4.04   Compliance Certificate.

(a)   The Issuers and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuers and their Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuers have complied with all conditions and covenants under this Indenture, and further stating, as to such Officer signing such certificate, that to his or her knowledge the Issuers have complied with all conditions and covenants under this Indenture and are not in default in the performance or observance of any of the covenants and conditions under this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuers are taking or proposes to take with respect thereto).

(b)   When any Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Indebtedness of the Issuers or any Guarantor gives any notice or takes any other action with respect to a claimed Default, the Issuers shall promptly (which shall be no more than five (5) Business Days) deliver to the Trustee by registered or certified mail or by facsimile transmission an Officer's Certificate specifying such event and what action the Issuers propose to take with respect thereto.

Section 4.05   Taxes.

The Issuers shall pay, and shall cause each of their Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06   Stay, Extension and Usury Laws.

The Issuers and each of the Guarantors covenant (to the extent that they may lawfully do so) that they shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuers and each of the Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and covenant that they shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07   Limitation on Restricted Payments.

(a)   The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, directly or indirectly:

(1)   declare or pay any dividend or make any other payment or distribution on account of the Issuers or any of their Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving any Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of any Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of any Issuer or any of its Restricted Subsidiaries);

(2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving any Issuer) any Equity Interests of any Issuer or Parent;

(3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of any Issuer or of any Guarantor that is subordinated to the Notes or any guarantee thereof (excluding any intercompany Indebtedness, intercompany receivables or intercompany advances between or among any of the Issuers and any of their Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)   make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

(1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)   on a *pro forma* basis after giving effect to such Restricted Payment and any transaction related thereto, the Consolidated Total Leverage Ratio of the Issuers and their Restricted Subsidiaries would not have exceeded 5.75 to 1.0; and

(3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuers and their Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2) through (13)(A), (14) and (15)) of Section 4.07(b)), without duplication, of such Restricted Payment, together with the aggregate of all other Restricted Payments made after the Issue Date, is less than the sum of:

(A)   the sum of:

(x)   Consolidated Cash Flow; *minus*

(y)   140% of the Consolidated Interest Expense of the Issuers and their Restricted Subsidiaries,

each as determined for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the Issuers' most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; *plus*

(B)   100% of the fair market value of any property or assets received by the Issuers and their Restricted Subsidiaries and the aggregate net cash proceeds received by any Issuer since the Issue Date as a contribution to its common equity capital or surplus or from the issue or sale of Equity Interests of such Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of such Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of such Issuer), *plus*

(C)   to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, *plus*

(D)　50% of any cash received by the Issuers or a Restricted Subsidiary of the Issuers after the Issue Date from an Unrestricted Subsidiary of the Issuers, to the extent that such cash was not otherwise included in Consolidated Net Income of the Issuers for such period, *plus*

(E)　to the extent that any Unrestricted Subsidiary of the Issuers is redesignated as a Restricted Subsidiary the Issue Date, the Fair Market Value of the Issuers' Investment in such Subsidiary as of the date of such redesignation.

(b)　The foregoing provisions of Section 4.07(a) hereof shall not prohibit:

(1)　the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Indenture;

(2)　the making of any Restricted Payment in exchange for Equity Interests of CCFC, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of any Issuer) of Equity Interests of CCFC (other than Disqualified Stock) and, to the extent contributed to CCFC, Equity Interests of Parent, or out of the cash proceeds of the substantially concurrent contribution of common equity capital or surplus to CCFC, provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (B) of Section 4.07(a);

(3)　the defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness or Disqualified Stock of the Issuers or any Guarantor that is subordinated to the Notes or to any guarantee thereof with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)　the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Issuers to the holders of any series of its Equity Interests on a *pro rata* basis;

(5)　so long as no Default has occurred and is continuing or would be caused thereby, (A) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, the Issuers or any Restricted Subsidiaries of the Issuers in connection with any management equity subscription agreement, stock option agreement, shareholders' agreement, severance agreement, employee benefit plan or agreement or similar agreement, (B) the repurchase for value of any Equity Interests of Parent, the Issuers or any Restricted Subsidiaries of the Issuers in the open market to satisfy stock options issued by Parent, the Issuers or any Restricted Subsidiaries of the Issuers that are outstanding; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests after the Issue Date may not exceed (x) $10.0 million in any calendar year (or the pro rata portion thereof for the calendar year 2009) or (y) $40.0 million in the aggregate since the Issue Date; provided, however, that if the aggregate amount applied pursuant to this Section 4.07(b)(5) shall be less than $10.0 million in any calendar year or the *pro rata* portion thereof for the calendar year 2009 (before giving effect to any carryover), then the amount of such shortfall may be added to the amount that may be applied under this Section 4.07(b)(5) in any subsequent calendar year, subject at all times to the preceding clause (y);

(6)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options and repurchases of Equity Interests in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(7)   the purchase by the Issuers of fractional shares upon conversion of any securities of the Issuers into Equity Interests of the Issuers;

(8)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuers or any preferred stock of their Restricted Subsidiaries issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test contained in Section 4.09;

(9)   upon the occurrence of (i) a Change of Control and after the completion of the Change of Control Offer pursuant to Section 4.14 or (ii) an Asset Sale to the extent an Asset Sale Offer is required in accordance with this Indenture and after the completion of the Asset Sale Offer pursuant to Section 3.09 (including, in each case, the purchase of all Notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Capital Stock or Indebtedness that is contractually subordinated to the Notes or any guarantee thereof required under the terms of such Capital Stock or Indebtedness as a result of such Change of Control or Asset Sale, as applicable;

(10)   the distribution to Parent of an amount sufficient to purchase, redeem, acquire, cancel or otherwise retire the CCFCP Preferred Shares;

(11)   the transactions with any Person (including any Affiliate of the Issuers) set forth in clauses (1) and (4) of Section 4.11 and the funding of any obligations in connection therewith;

(12)   the issuance of Equity Interests of any Issuer (other than Disqualified Stock) for other Equity Interests of such Issuer in connection with any rights offering and payments for the redemption of fractional shares in connection with any rights offering;

(13)   the declaration and payment of dividends or distributions to, or the making of loans to Parent:

(A)   in amounts required for Parent to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of the Issuers and their Restricted Subsidiaries and, to the extent of the amount actually received from Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries; provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuers and their Restricted Subsidiaries would be required to pay in respect of federal, state and local income taxes for such fiscal year were the Issuers and their Restricted Subsidiaries to pay such taxes as a stand-alone taxpayer, less any federal, state and/or local income taxes actually payable directly by the Issuers and/or their Restricted Subsidiaries; and

(B)   in an aggregate amount not to exceed $1.0 million per annum (such amount to be adjusted upwards annually, beginning on January 1, 2010, by 5% on a compounded basis) to pay reasonable accounting, legal and administrative expenses of Parent when due;

(14)   Investments in Unrestricted Subsidiaries not to exceed the greater of (x) $20.0 million and (y) 1.0% of Total Assets since the Issue Date;

(15)   the making of any Restricted Payment with the proceeds from the transfer of an undivided interest in the Magic Valley Generating Center in Edinburg, Texas pursuant to the purchase option set forth in Article XIV of the Power Purchase and Sale Agreement with South Texas Electric Cooperative, Inc., dated May 22, 1998, as in effect on the Issue Date;

(16)   additional Restricted Payments in an aggregate amount not to exceed $10.0 million in any calendar year (or the *pro rata* portion thereof for the calendar year 2009); provided, however, that if the aggregate amount applied pursuant to this Section 4.07(b)(16) shall be less than $10.0 million in any calendar year or the *pro rata* portion thereof for the calendar year 2009 (before giving effect to any carryover), then the amount of such shortfall may be added to the amount that may be applied under this Section 4.07(b)(16) in any subsequent calendar year; and

(17)   additional Restricted Payments so long as at the time of such Restricted Payment, the amount of such Restricted Payments together with all other Restricted Payments made pursuant to Section 4.07(b)(17) does not to exceed the greater of (x) $75.0 million and (y) 3.5% of Total Assets.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuers or their Restricted Subsidiaries, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this Section 4.07 will be determined by the Board of Directors of CCFC; provided that if the Fair Market Value of such assets or securities involves an aggregate amount in excess of $25.0 million, the Issuers shall deliver to the Trustee a resolution of the Board of Directors of CCFC set forth in an Officer's Certificate certifying that such valuation has been approved by a majority of the disinterested members of the Board of Directors of CCFC.

For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, the Issuers, in their sole discretion, may order and classify, and from time to time may reorder and reclassify, such Restricted Payment if it would be permitted at the time of any such reclassification.

Section 4.08   Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a)   The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)   pay dividends or make any other distributions on its Capital Stock to the Issuers or any of their Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Issuers or any of their Restricted Subsidiaries;

(2)   make loans or advances to the Issuers or any of their Restricted Subsidiaries; or

(3)   transfer any of their properties or assets to the Issuers or any of their Restricted Subsidiaries.

(b)   The restrictions in Section 4.08(a) hereof shall not apply to encumbrances or restrictions existing under or by reason of:

(1)   agreements as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date as determined by the applicable Issuer or such Restricted Subsidiary;

(2)   this Indenture, the Notes, the related the guarantees and the Security Documents;

(3)   applicable law, rule, regulation or order;

(4)   customary non-assignment provisions in contracts, agreements, leases, permits and licenses entered into or issued in the ordinary course of business;

(5)   purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (1) and (3) of Section 4.08(a);

(6)   any agreement for the sale or other disposition of the stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(7)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as reasonably determined by the applicable Issuer or such Restricted Subsidiary;

(8)   Liens permitted to be incurred pursuant to Section 4.12 and associated agreements that limit the right of the debtor to dispose of the assets subject to such Liens;

(9)   provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, partnership and membership agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into (i) in the ordinary course of business or (ii) with the approval of the applicable Is-

suer's or the Restricted Subsidiary's Board of Directors or chief financial officer, which limitation or prohibition is applicable only to the assets that are the subject of such agreements;

(10)   provisions restricting cash or other deposits or net worth imposed by customers or suppliers under contracts entered into in the ordinary course of business;

(11)   restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or similar agreement to which the Issuers or any of their Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the applicable Issuer or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder and/or the proceeds thereof and not to any other asset or property of the applicable Issuer or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(12)   any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuers or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(13)   the transfer of an undivided interest in the Magic Valley Generating Center in Edinburg, Texas pursuant to the purchase option set forth in Article XIV of the Power Purchase and Sale Agreement with South Texas Electric Cooperative, Inc., dated May 22, 1998, as in effect on the Issue Date; and

(14)   with respect to clause (3) of Section 4.08(a) only, restrictions encumbering property at the time such property was acquired by the Issuers or any of their Restricted Subsidiaries, so long as such restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition.

Section 4.09   Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.

(a)   The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Issuers will not issue any Disqualified Stock and will not permit any of their Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Issuers' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b)   The provisions of Section 4.09(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)	the incurrence by the Issuers and their Restricted Subsidiaries and the guarantee by the Guarantors of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this Section 4.09(b)(1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuers and their Restricted Subsidiaries thereunder) not to exceed $50.0 million;

(2)	the incurrence by the Issuers and their Restricted Subsidiaries of Indebtedness represented by the Notes and the related guarantees to be issued on the Issue Date and the incurrence by any Restricted Subsidiary of the Issuers of any other guarantee of the Notes;

(3)	the incurrence by the Issuers or any of their Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used or useful in the business of the Issuers or any of their Restricted Subsidiaries or within 180 days thereafter; provided that at the time of incurrence of any such Indebtedness, the aggregate amount of Indebtedness outstanding under this Section 4.09(b)(3), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this Section 4.09(b)(3), does not exceed the greater of (x) $100.0 million and (y) 5.0% of Total Assets;

(4)	Indebtedness, Disqualified Stock or preferred stock of Persons or assets that are acquired by the Issuers or any of their Restricted Subsidiaries or merged into the Issuers or any of their Restricted Subsidiaries in accordance with the terms of this Indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either (a) the Issuers would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a) or (b) the Fixed Charge Coverage Ratio would be no less than that immediately prior to such acquisition or merger;

(5)	the incurrence by the Issuers or any of their Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.09(a) or clauses (2), (3), (4), (5), (13), (14), (15) or (17) of Section 4.09(b);

(6)	the incurrence by the Issuers or any of their Restricted Subsidiaries of intercompany Indebtedness between or among the Issuers or any of their Restricted Subsidiaries; provided, however, that:

(A)	if the Issuers or any Guarantor is the obligor on such Indebtedness and the payee is not an Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Issuers, or the guarantee, in the case of a Guarantor; and

(B)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuers or any of their Restricted Subsidiaries and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either an Issuer or a Restricted Subsidiary of the Issuers (except transfers to the Collateral Trustee to secure Parity Secured Obligations) will be deemed, in each case, to constitute an incurrence of such Indebtedness by such Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 4.09(b)(6);

(7)   the Guarantee by the Issuers or any Guarantor of Indebtedness that was permitted by this Indenture to be incurred by another provision of this Section 4.09(b);

(8)   the issuance by any of the Issuers' Restricted Subsidiaries to an Issuer or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A)   any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than an Issuer or its Restricted Subsidiary; and

(B)   any sale or other transfer of any such preferred stock to a Person that is not either an Issuer or a Restricted Subsidiary of an Issuer

will be deemed, in each case, to constitute an issuance of such preferred stock by such Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 4.09(b)(8);

(9)   the incurrence by the Issuers or any of their Restricted Subsidiaries of Hedging Obligations in the ordinary course of business or consistent with past practice;

(10)   the incurrence by the Issuers or any of their Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, surety and similar bonds provided by the Issuers or any of their Restricted Subsidiaries in the ordinary course of business;

(11)   the incurrence by the Issuers or any of their Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(12)   the incurrence of Indebtedness arising from agreements of the Issuers or any of their Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Equity Interests of a Subsidiary; provided that the maximum aggregate liability in respect of all such Indebtedness in respect of a disposition shall at no time exceed the gross proceeds (including the Fair Market Value of non-cash proceeds) actually received by such Issuer and/or such Restricted Subsidiary in connection with such disposition;

(13)   Indebtedness of CCFC or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business and consistent with past practice;

(14)   Indebtedness of the Issuers and their Restricted Subsidiaries existing on the Issue Date (but excluding Indebtedness to be repaid with the proceeds of the Notes issued on the Issue Date as described in the Offering Memorandum when so repaid);

(15)   (a) Environmental CapEx Debt or (b) Indebtedness in respect of Upgrades; provided, in each case, that prior to the incurrence of any such Indebtedness, CCFC shall deliver to the Trustee an Officer's Certificate designating such Indebtedness as Environmental CapEx Debt or Indebtedness in respect of Upgrades, as applicable;

(16)   [Intentionally Omitted]; and

(17)   the incurrence by the Issuers or any of their Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this Section 4.09(b)(17), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (17), not to exceed the greater of (x) $100.0 million and (y) 5.0% of Total Assets (which may, but need not, be incurred under a Credit Facility).

(c)   The Issuers shall not, and shall not permit any Guarantor to, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuers or that Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable guarantee on substantially identical terms; provided, however, that no Indebtedness of the Issuers will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuers solely by virtue of being unsecured or by virtue of being secured on a junior basis.

(d)   For purposes of determining compliance with this Section 4.09, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) of this Section 4.09(b), or is entitled to be incurred pursuant to Section 4.09(a), the Issuers will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify from time to time all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.09. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.09; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuers as accrued. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Issuers or any of their Restricted Subsidiaries may incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Section 4.10   Asset Sales.

(a)   The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)   the Issuers (or their Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)   at least 75% of the consideration received in the Asset Sale by the Issuers or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)   any liabilities, as shown on the Issuers' most recent consolidated balance sheet, of the Issuers or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) and assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuers or such Restricted Subsidiary from further liability;

(B)   any securities, notes or other obligations received by the Issuers or any such Restricted Subsidiary from such transferee that are converted (by sale or other disposition) by the Issuers or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion within 60 days; and

(C)   reasonable reserves for indemnity obligations and purchase price adjustments funded in cash or held back by the purchaser.

(b)   Within 365 days after the receipt of any Net Proceeds from an Asset Sale or, if CCFC or any of its Restricted Subsidiaries has entered into a binding commitment or commitments with respect to any of the actions described in Section 4.10(b)(3)(A) through (3)(C) below, within the later of (x) 365 days after the receipt of any Net Proceeds from an Asset Sale or (y) 365 days after the entering into such commitment or commitments, CCFC (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)   in the case of a sale of assets of a Restricted Subsidiary of the Issuers that is not a Guarantor, to repay Indebtedness of that Restricted Subsidiary and correspondingly reduce commitments with respect thereto;

(2)   in the case of a sale of assets pledged to secure Indebtedness (including Capital Lease Obligations), other than Parity Secured Debt, to repay the Indebtedness secured by those assets;

(3)   in the case of any Asset Sale:

(A)   to acquire all or substantially all of the assets of, or all or a majority of the Voting Stock of, a Person engaged in a Permitted Business, provided that such Person becomes a Restricted Subsidiary;

(B)   to make a capital expenditure (including, without limitation, a maintenance capital expenditure or expense); or

(C)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

(4)   to collateralize the reimbursement obligations of CCFC or any of its Restricted Subsidiaries in connection with surety or performance bonds or letters of credit or bankers' acceptances issued in the ordinary course of business; or

(5)   any combination of the foregoing.

(c)   The Net Proceeds from any sale of Collateral or from any issuance of Equity Interests that constitute an Asset Sale are required pursuant to the terms of the Secured Debt Documents to be deposited into a Cash Collateral Account as part of the Collateral. As to any other Net Proceeds, pending final application of such Net Proceeds in accordance with this Section 4.10, the Issuers may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

(d)   Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(b) will constitute "Excess Proceeds," except that if any portion of any Net Proceeds from an Asset Sale is required at any time pursuant to any Secured Debt Document to be applied to the mandatory prepayment, redemption, repurchase or purchase of Parity Secured Debt or to provide cash collateral for letters of credit issued under Parity Secured Debt, then all of the Net Proceeds from that Asset Sale will be deemed to be "Excess Proceeds" at that time. When the aggregate amount of Excess Proceeds exceeds $40.0 million, the Issuers shall make an offer to all Holders and all other holders of other Indebtedness that is *pari passu* with the Notes (and, so long as the Notes are secured, Equally and Ratably secured with the Notes) containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase (or repay, prepay or redeem, as applicable) an aggregate principal amount of Notes and such other *pari passu* Indebtedness that may be purchased (or repaid, prepaid or redeemed) equal to the aggregate Excess Proceeds (an "Asset Sale Offer"). The offer price for the Notes in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other *pari passu* Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Issuers will select the Notes and such other *pari passu* Indebtedness to be purchased on a *pro rata* basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(e)   The Issuers shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the Asset Sale provisions of this Indenture by virtue of such conflict.

Section 4.11   Transactions with Affiliates.

(a)   The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each, an "Affiliate Transaction") involving aggregate payments in excess of $10.0 million, unless:

(1)   the Affiliate Transaction is on terms that are no less favorable (as reasonably determined by the Issuers) to the Issuers or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by such Issuer or such Restricted Subsidiary with an unrelated Person; and

(2)   the Issuers deliver to the Trustee:

(A)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors of CCFC set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with this Section 4.11 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of CCFC; and

(B)　　with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion as to the fairness to the Issuers or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

(b)　　The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a):

(1)　　any employment agreement or director's engagement agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by the Issuers or any of their Restricted Subsidiaries in the ordinary course of business or approved by the relevant Board of Directors;

(2)　　transactions between or among the Issuers and/or their Restricted Subsidiaries;

(3)　　transactions with a Person that is an Affiliate of an Issuer solely because such Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)　　payment of reasonable directors' fees and indemnities to Persons who are not otherwise Affiliates of the Issuers;

(5)　　any issuance of Equity Interests (other than Disqualified Stock) of the Issuers to Affiliates of the Issuers;

(6)　　Restricted Payments that do not violate the provisions of Section 4.07 or a Permitted Investment;

(7)　　loans or advances to employees in the ordinary course of business not to exceed $10.0 million in the aggregate outstanding at any one time;

(8)　　any agreement, instrument or arrangement as in effect as of the Issue Date and any transactions contemplated thereby and any amendment thereto or replacement thereof, so long as any such amendment or replacement agreement that at the time such amendment or agreement is executed is no less favorable than those that would have been obtained in a comparable transaction by the relevant Issuer or such Restricted Subsidiary with an unrelated Person;

(9)　　any *pro rata* distribution (including a rights offering) to all holders of a class of Equity Interests or Indebtedness of the Issuers or any of their Restricted Subsidiaries, including Persons who are Affiliates of the Issuers or any of their Restricted Subsidiaries;

(10)　　any transaction involving sales of electric capacity, energy, ancillary services, transmission services and products, steam, emissions credits, fuel, fuel transportation and fuel storage in the ordinary course of business on terms that are no less favorable (as reasonably determined by the Issuers) to the Issuers or the relevant Restricted Subsidiary of the Issuers than those that would have been obtained in a comparable transaction by the Issuers or such Restricted Subsidiary with an unrelated Person;

(11)   if the Issuers or any of their Restricted Subsidiaries enter into a transaction involving sales of electric capacity, energy, ancillary services, transmission services and products, steam, emissions credits, fuel, fuel transportation and fuel storage with any Person that is not an Affiliate, any amendment to any agreement with an Affiliate with respect thereto that modifies such agreement solely with respect to the subject matter of the transaction with such non-Affiliate;

(12)   the trading and sharing of parts and components for equipment, tools and non-material equipment, among CCFC and its Affiliates, in the ordinary course of business and consistent with past practices of the relevant Persons, including for purposes of spare or replacement;

(13)   transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements) otherwise in compliance with the terms of this Indenture that are fair to the Issuers and its Restricted Subsidiaries, in the determination of a senior financial officer of the Issuers, or are on terms not materially less favorable taken as a whole would reasonably have been obtained at such time from an unaffiliated party; and

(14)   transactions in which the Issuers or any Restricted Subsidiary of the Issuers, as the case may be, delivers to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Issuers or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 4.11(a)(1).

Section 4.12   Liens.

The Issuers will not and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Section 4.13   Corporate Existence.

Subject to Article 5 hereof, the Issuers shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) their corporate existence, and the corporate, partnership or other existence of each of the Guarantors, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuers or any such Guarantor and (ii) the rights (charter and statutory), licenses and franchises of the Issuers and the Guarantors; provided that the Issuers shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of the Guarantors, if the Issuers in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuers and their Restricted Subsidiaries, taken as a whole.

Section 4.14   <u>Offer to Repurchase upon Change of Control.</u>

(a)   If a Change of Control occurs, each Holder will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that Holder's Notes pursuant to a change of control offer (the "<u>Change of Control Offer</u>") on the terms set forth in this Indenture. In the Change of Control Offer, the Issuers will offer a payment (the "<u>Change of Control Payment</u>") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date for payment specified in the notice (the "<u>Change of Control Payment Date</u>"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

(b)   On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)   accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)   deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)   deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

(c)   The Paying Agent will promptly mail to each Holder properly tendered the Change of Control Payment for such Notes, and the Trustee will, upon receipt of an Authentication Order, promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

(d)   The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.07 unless and until there is a default in payment of the applicable redemption price.

(e)   Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(f)   Other than as specifically provided in this <u>Section 4.14</u>, any purchase pursuant to this <u>Section 4.14</u> shall be made pursuant to the provisions of <u>Sections 3.02</u>, <u>3.05</u> and <u>3.06</u> hereof.

Section 4.15   <u>Changes in Covenants When Notes Rated Investment Grade.</u>

(a)   If on any date following the Issue Date:

(1)   the rating assigned to the Notes by either S&P or Moody's is an Investment Grade Rating and

(2)   no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.16(a)(1), 4.16(a)(3), 4.17, 4.22 and 5.01(a)(4) of this Indenture will be suspended.

(b)   Notwithstanding the provisions of <u>Section 4.15(a)</u>, if the ratings assigned by both such rating agencies with respect to the Notes should subsequently decline to below an Investment Grade Rating, the foregoing covenants will be reinstituted as of and from the date that both such ratings are below Investment Grade, unless and until such Notes subsequently attain an Investment Grade Rating from either S&P or Moody's (in which event the suspended covenants will again be suspended for such time that the Notes maintain an Investment Grade Rating from either S&P or Moody's); <u>provided</u>, <u>however</u>, that no Default, Event of Default or breach of any kind will be deemed to exist under this Indenture, the Security Documents, the Notes or the related Guarantees with respect to the suspended covenants, and none of CCFC or any of its Subsidiaries will bear any liability for any actions taken or events occurring after such Notes attain an Investment Grade Rating from either S&P or Moody's and before any reinstatement of the suspended covenants as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to the reinstatement, regardless of whether those actions or events would have been permitted if the applicable suspended covenant had remained in effect during such period.

Section 4.16   <u>Sale and Leaseback.</u>

(a)   The Issuers will not, and will not permit any of their Restricted Subsidiaries to, enter into any sale and leaseback transaction; <u>provided</u> that the Issuers or any of their Restricted Subsidiaries may enter into a sale and leaseback transaction if:

(1)   the Issuers or the Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under <u>Section 4.09</u>;

(2)   the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)   if such sale and leaseback transaction constitutes an Asset Sale, the transfer of assets in that sale and leaseback transaction is permitted by, and the Issuers apply the proceeds of such transaction in compliance with <u>Section 4.10</u>.

(b)   Section 4.16(a) shall not apply to a sale and leaseback transaction entered into between an Issuer and a Restricted Subsidiary or between Restricted Subsidiaries of the Issuers.

Section 4.17   Business Activities.

The Issuers shall not, and shall not permit any of their Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuers and their Subsidiaries taken as a whole.

Section 4.18   Maintenance of Properties; Insurance.

(a)   Subject to, and in compliance with, the provisions of Article 10 and the provisions of the applicable Security Documents, the Issuers shall cause all material properties used or useful in the conduct of their business or the business of any of the Guarantors to be maintained and kept in good operating condition, repair and working order (ordinary wear and tear and casualty loss excepted) and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereto; provided, that the Issuers shall not be obligated to make such repairs, renewals, replacements, betterments and improvements that would not result in a material adverse effect on the ability of the Issuers and the Guarantors to satisfy their obligations under the Notes, the Guarantees, this Indenture and the Security Documents.

(b)   The Issuers shall, and shall cause their Subsidiaries to, maintain with financially sound and reputable insurance companies, insurance on their property and assets (including the Collateral), in at least such amounts, with such deductibles and against at least such risks as is customary for companies of the same or similar size engaged in the same or similar businesses as those of the Issuers and their Subsidiaries and furnish to the Collateral Trustee, upon written request, full information as to such Persons' property and liability insurance carriers. The Issuers shall, and shall cause their Subsidiaries to, cause all their liability insurance policies to name the Secured Parties, as a class, as additional insureds and shall cause all its property and casualty policies to name the Collateral Trustee as sole loss payee.

Section 4.19   Additional Subsidiary Guarantees; Further Assurances; Insurance.

(a)   If after the Issue Date the Issuers or any of their Restricted Subsidiaries acquires or creates another Material Domestic Subsidiary, then that Domestic Subsidiary will become a Guarantor and (A) execute a supplemental indenture and a joinder agreement to the Security Documents (or any additional security documents) in form and substance reasonably satisfactory to the Trustee providing that such Subsidiary shall become a Guarantor under this Indenture and a party as grantor to the Security Documents, (B) deliver an Opinion of Counsel satisfactory to the Trustee, in each case, within 10 Business Days of the date on which it was acquired or created and (C) take all actions required by the Security Documents to perfect the Liens created thereunder.

(b)   The Issuers and each Guarantor will do or cause to be done all acts and things which may be required, or which the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the Holders duly created, enforceable and perfected first priority Liens (subject to Permitted Liens) upon all Collateral.

(c)   Upon request of the Collateral Trustee at any time and from time to time, the Issuers and each Guarantor will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents and take such other actions as shall be required or which the Collateral Trustee may reasonably request to grant, perfect or maintain the priority of (subject to Permitted Liens) the Liens and benefits intended to be conferred as contemplated by the Secured Debt Documents and the Security Documents for the benefit of the holders of the Parity Secured Obligations.

(d)   The Issuers and the Guarantors will maintain with financially sound and reputable insurance companies, insurance on their property and assets (including the Collateral) in at least such amounts, with such deductibles and against at least such risks as is customary for companies of the same or similar size engaged in the same or similar businesses as those of the Issuers and the Guarantors and furnish to the Collateral Trustee, upon written request, full information as to its property and liability insurance carriers. The Collateral Trustee will be named as an additional insured on all liability insurance policies of the Issuers and their Restricted Subsidiaries and the Collateral Trustee will be named as loss payee on all property and casualty insurance policies of each such Person.

Section 4.20   Restriction on Activities of CCFC Finance.

CCFC Finance will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that CCFC Finance may be a co-obligor or guarantor with respect to Indebtedness if CCFC is an obligor on such Indebtedness and the net proceeds of such Indebtedness are received by CCFC, CCFC Finance or one or more of their Restricted Subsidiaries.

Section 4.21   Designation of Restricted and Unrestricted Subsidiaries.

The Board of Directors of CCFC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuers and their Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07(a) or Permitted Investments, as determined by the Issuers. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of CCFC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary.

Section 4.22   Payments for Consents.

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any monetary consideration to or for the benefit of any Holder for or as an inducement to any consent under or waiver or amendment of any of the terms or provisions of this Indenture, the Notes or the guarantees unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

ARTICLE 5

SUCCESSORS

Section 5.01   Merger, Consolidation or Sale of Assets.

(a)   The Issuers shall not, directly or indirectly, (1) consolidate or merge with or into another Person (whether or not an Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and their Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

        (1)   either:

                (A)   an Issuer is the surviving corporation; or

                (B)   the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is either (i) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) a partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, which corporation becomes a co-issuer of the Notes pursuant to a supplemental indenture duly and validly executed by the Trustee;

        (2)   the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuers under the Notes, this Indenture and the Security Documents pursuant to a supplemental indenture reasonably satisfactory to the Trustee;

        (3)   immediately after such transaction, no Default or Event of Default exists; and

        (4)   the applicable Issuer or the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving *pro forma* effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (i) have a *pro forma* Fixed Charge Coverage Ratio that is at least equal to the actual Fixed Charge Coverage Ratio of the Issuers as of such date or (ii) be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a).

        (b)   In addition, the Issuers may not, directly or indirectly, lease all or substantially all of their properties or assets, in one or more related transactions, to any other Person.

        (c)   Notwithstanding the foregoing:

        (1)   any Restricted Subsidiary of the Issuers may consolidate with, merge into or transfer all or part of its properties and assets to any Issuer or any other Restricted Subsidiary of any Issuer; and

        (2)   any Issuer may merge with an Affiliate solely for the purpose of reincorporating such Issuer or reforming in another jurisdiction.

Section 5.02   Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of either Issuer in accordance with Section 5.01 hereof, the successor corporation formed by such consolidation or into or with which such Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to such Issuer shall refer instead to the successor corporation and not to such Issuer), and may exercise every right and power of such Issuer under this Indenture with the same effect as if such successor Person had been named as an Issuer herein; provided that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale, assignment, transfer, conveyance or other disposition of all of the Issuers' assets that meets the requirements of Section 5.01 hereof.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01   Events of Default.

An "Event of Default" wherever used herein, means any one of the following events:

(1)   default for 30 days in the payment when due of interest on the Notes;

(2)   default in payment when due of the principal of, or premium, if any, on the Notes;

(3)   failure by the Issuers or any of their Restricted Subsidiaries to comply with the provisions of Section 4.10, 4.14 or 5.01 for 30 days after notice from the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with such provisions;

(4)   failure by the Issuers or any of their Restricted Subsidiaries for 60 days after notice from the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in this Indenture or the Security Documents;

(5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any of their Restricted Subsidiaries (or the payment of which is guaranteed by the Issuers or any of their Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(A)   is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness after the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(B)   results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6)   failure by the Issuers or any of their Restricted Subsidiaries to pay final and non-appealable judgments aggregating in excess of $50.0 million which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 days;

(7)   the repudiation by the Issuers or any of their Restricted Subsidiaries of any of its obligations under any of the Security Documents or the unenforceability of any of the Security Documents against the Issuers or any of their Restricted Subsidiaries for any reason if such unenforceability shall be applicable to Collateral having an aggregate Fair Market Value of $50.0 million or more;

(8)   any Security Document or any Lien purported to be granted thereby on assets having a Fair Market Value in excess of $50.0 million is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason within the control of the Issuers or any of their Restricted Subsidiaries (other than pursuant to a release that is delivered or becomes effective as set forth in this Indenture) to be fully enforceable and perfected;

(9)   except as permitted by this Indenture, any guarantee of a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, shall deny or disaffirm its obligations under its subsidiary guarantee;

(10)   the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary): (A) commences a voluntary insolvency proceeding or gives notice of intention to make a proposal under any Bankruptcy Law; (B) consents to the entry of an order for relief against it in an involuntary insolvency proceeding or consents to its dissolution or winding-up in an insolvency proceeding; (C) consents to the appointment of a Bankruptcy Custodian of it or for substantially all of its property; or (D) makes a general assignment for the benefit of its creditors; or takes any comparable action under any foreign laws relating to insolvency; and

(11)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against any of the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary) in an involuntary insolvency proceeding; (B) appoints a Bankruptcy Custodian of any of the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries which, taken together, would constitute a significant Subsidiary) or for substantially all of its property; (C) orders the winding up, liquidation or dissolution of any of the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary); (D) orders the presentation of any plan of reorganization or similar arrangement of any of the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary); or (E) grants any similar relief under any Bankruptcy Law or foreign laws; and in each such case the order or decree remains unstayed and in effect for 60 days; and

(12)   failure by the Issuers to use commercially reasonable efforts to create and perfect a first-priority security interest (subject to Permitted Liens) on substantially all of the Post-Closing Collateral constituting real property within 180 days of the Issue Date, but only if notice of such failure has been received from or on behalf of holders of at least 75% in aggregate principal amount of the Notes then outstanding or from the Trustee on behalf of holders of at least 75% in aggregate principal amount of the Notes then outstanding.

Section 6.02   Acceleration.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuers, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Section 6.03   Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may (i) pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture and (ii) instruct the Collateral Trustee to exercise any available remedies under the Security Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04   Waiver of Past Defaults.

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, any Note held by a non-consenting Holder (including in connection with an Asset Sale Offer or a Change of Control Offer); provided, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05   Control by Majority.

Holders of a majority in principal amount of the then total outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, and, subject to the terms of the Security Documents, the Collateral Trustee or of exercising any trust or power conferred on the Trustee, and, subject to the terms of the Security Documents, the Collateral Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the

Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

Section 6.06   Limitation on Suits.

Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)   Holders of at least 25% in aggregate principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)   such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)   Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture or the Security Documents to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07   Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an Asset Sale Offer or a Change of Control Offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08   Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuers for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09   Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Issuers, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10   Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11   Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12   Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuers (or any other obligor upon the Notes including the Guarantors), its creditors or its property and shall be entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims or pursuant to the Security Documents and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13   Priorities.

Subject to the terms of the Security Documents with respect to any proceeds of Collateral, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

(i)   to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

(ii)   equally and ratably to (A) Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and (B) holders of additional Parity Secured Debt; and

(iii)   to the Issuers or to such party as a court of competent jurisdiction shall direct including a Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.13.

Section 6.14   Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or the Security Documents or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

Section 6.15   Appointment and Authorization of Trustee as Collateral Trustee.

(a)   The Trustee is hereby designated and appointed as the Collateral Trustee of the Holders under the Security Documents, and is authorized as the Collateral Trustee for such Holders to execute and enter into each of the Security Documents and all other instruments relating to the Security Documents and (i) to take action and exercise such powers and use such discretion as are expressly required or permitted hereunder and under the Security Documents and all instruments relating hereto and thereto and (ii) to exercise such powers and perform such duties as are in each case, expressly delegated to the Trustee as Collateral Trustee by the terms hereof and thereof together with such other powers and discretion as are reasonably incidental hereto and thereto.

(b)   Notwithstanding any provision to the contrary elsewhere in this Indenture or the Security Documents, the Trustee shall not have any duties or responsibilities except those expressly set forth herein or therein or any fiduciary relationship with any Holder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture or any Security Document or otherwise exist against the Trustee.

(c)   The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder or under the Security Documents in good faith and in accordance with the advice or opinion of such counsel.

ARTICLE 7

TRUSTEE

Section 7.01   Duties of Trustee.

(a)   If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and the Security Documents, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   Except during the continuance of an Event of Default:

(i)   the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and the Security Documents and no others, and no implied covenants or obligations shall be read into this Indenture or the Security Documents against the Trustee; and

(ii)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture or the Security Documents. However, in the case of any such certificates or opinions which by any provision hereof or the Security Documents are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture or the Security Documents (but need not confirm or investigate the accuracy of any calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)   this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii)   the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d)   Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e)   The Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture or the Security Documents at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense.

(f)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuers. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02   <u>Rights of Trustee.</u>

(a)   The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuers, personally or by agent or attorney at the sole cost of the Issuers and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)   Before the Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)   The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuers shall be sufficient if signed by an Officer of the Issuers.

(f)   None of the provisions of this Indenture or the Security Documents shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.

(g)   The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a default in the payment of principal or interest pursuant to Section 4.01 hereof) unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(h)   In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder (including, without limitation, as Collateral Trustee, Custodian, Registrar and Paying Agent), and each agent, custodian and other Person employed to act hereunder.

(j)   The Trustee may request that the Issuers deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(k)   The Trustee shall have no duty to inquire as to the performance of the Issuers with respect to the covenants contained in Article 4.

(l)   Any permissive right or authority granted to the Trustee shall not be construed as a mandatory duty.

(m)   Each of the Issuers and Guarantors shall provide prompt written notice to the Trustee of any change to its respective fiscal year.

Section 7.03   Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuers or any Affiliate of the Issuers with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04   Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Security Documents or the Notes, it shall not be accountable for the Issuers' use of the proceeds from the Notes or any money paid to the Issuers or upon the Issuers' direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05   Notice of Defaults.

If a Default occurs and is continuing and notice thereof has been delivered to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default within 90 days after it occurs. Except in the case of a Default relating to the payment of principal, premium, if any, or interest on any Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes. The Trustee shall not be deemed to know of any Default unless written notice of any event which is such a Default is received by the Trustee at the Corporate Trust Office of the Trustee.

Section 7.06   Reports by Trustee to Holders of the Notes.

Within 60 days after each May 15, beginning with the May 15 following the date of this Indenture, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with Section 313(a) of the TIA (but if no event described in Section 313(a) of the TIA has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with Section 313(b)(2) of the TIA. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the TIA.

A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Issuers and filed with the Commission and each stock exchange on which the Notes are listed in accordance with Section 313(d) of the TIA. The Issuers shall promptly notify the Trustee when the Notes are listed on any stock exchange.

Section 7.07   Compensation and Indemnity.

The Issuers shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

The Issuers and each Guarantor, jointly and severally, shall indemnify the Trustee for, and hold the Trustee harmless against, any and all loss, damage, claims, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture and the Security Documents against the Issuers or any Guarantor (including this Section 7.07) or defending itself against any claim whether asserted by any Holder, the Issuers or any Guarantor, or liability in connective with the acceptance, exercise or performance of any of its powers or duties hereunder). The Trustee shall notify the Issuers promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuers shall not relieve the Issuers of their obligations hereunder. The Issuers shall defend the claim and the Trustee may have separate counsel and the Issuers shall pay the fees and expenses of such counsel. The Issuers need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own willful misconduct, negligence or bad faith.

The obligations of the Issuers under this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee.

To secure the payment obligations of the Issuers and each Guarantor in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(10) or (11) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The Trustee shall comply with the provisions of Section 313(b)(2) of the TIA to the extent applicable.

Section 7.08   Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08. The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuers. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuers in writing. The Issuers may remove the Trustee if:

        (a)   the Trustee fails to comply with Section 7.10 hereof;

        (b)   the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

        (c)   a custodian or public officer takes charge of the Trustee or its property; or

        (d)   the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuers shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuers.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Issuers' expense), the Issuers or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuers' obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

A successor Trustee or its Affiliates shall also act as a successor Collateral Trustee.

Section 7.09   Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10   Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of Sections 310(a)(1), (2) and (5) of the TIA. The Trustee is subject to Section 310(b) of the TIA.

Section 7.11   Preferential Collection of Claims Against Issuers.

The Trustee is subject to Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated therein.

Section 7.12   Collateral Trustee.

The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Collateral Trustee as if the Collateral Trustee were named as the Trustee herein and the Security Documents were named as this Indenture herein. For the avoidance of doubt, neither the Trustee nor the Collateral Trustee shall be responsible for the perfection of the Liens granted pursuant to the Security Documents or for the filing, form, content or renewal of any financing statements, mortgages or other instruments.

Section 7.13   Co-Trustees; Separate Trustee; Collateral Trustee.

At any time or times, for the purpose of meeting the Legal Requirements of any jurisdiction in which any of the Collateral may at the time be located, the Issuers, the Collateral Trustee and the Trustee shall have power to appoint, and, upon the written request of (i) the Trustee or the Collateral Trustee or (ii) the holders of at least 25% of the outstanding principal amount at maturity of the Notes, the Issuers shall for such purpose join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more Persons approved with the consent of the Issuers by the Trustee either to act as co-trustee, jointly with the Trustee, or to act as separate trustee, co-collateral agent, sub-collateral agent or separate collateral agent of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 7.13. If an Event of Default has occurred and is continuing, the Trustee or the Collateral Trustee alone shall have power to make such appointment.

Should any written instrument from the Issuers be requested by any co-trustee or separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee so appointed for more fully confirming to such co-trustee or separate trustee such property, title, right or power, any and all such instruments shall, on request of such co-trustee or separate trustee or separate collateral trustee, be executed, acknowledged and delivered by the Issuers.

Any co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee shall agree in writing to be and shall be subject to the provisions of the applicable Security Documents as if it were the Trustee thereunder (and the Trustee shall continue to be so subject).

Every co-trustee or separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms, namely:

(a)   The Notes shall be authenticated and delivered, and all rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Trustee hereunder, shall be exercised solely, by the Trustee.

(b)   The rights, powers, duties and obligations hereby conferred or imposed upon the Trustee in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Trustee or by the Trustee and such co-trustee or separate trustee jointly, or by the Trustee and such co-collateral trustee, sub-collateral trustee or separate collateral trustee jointly as shall be provided in the instrument appointing such co-trustee, separate trustee or separate collateral trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee.

(c)   The Trustee at any time, by an instrument in writing executed by it, with the concurrence of the Issuers evidenced by a Board Resolution, may accept the resignation of or remove any co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee appointed under this Section 7.13, and, in case an Event of Default has occurred and is continuing, the Trustee shall have power to accept the resignation of, or remove, any such co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee without the concurrence of the Issuers. Upon the written request of the Trustee, the Issuers shall join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee so resigned or removed may be appointed in the manner provided in this Section 7.13.

(d)   No co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee hereunder shall be liable by reason of any act or omission of the Trustee, or any other such trustee, co-trustee, separate trustee, co-collateral trustee, sub-collateral trustee or separate collateral trustee hereunder.

(e)   The Trustee shall not be liable by reason of any act or omission of any co-trustee, separate trustee, co-collateral trustee, sub-collateral trustee or separate collateral trustee.

(f)   Any act of holders delivered to the Trustee shall be deemed to have been delivered to each such co-trustee, separate trustee or co-collateral trustee, sub-collateral trustee or separate collateral trustee, as the case may be.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01   Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuers may, at their option and at any time, elect to have either Section 8.02 or 8.03 hereof applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02   Legal Defeasance and Discharge.

Upon the Issuers' exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuers and each Guarantor shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to this Indenture and all outstanding Notes and Guarantees on the date the conditions set forth below are satisfied ("Legal Defeasance"). For this purpose, Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, cured all then existing Events of Default and to have satisfied all its other obligations under such Notes and this Indenture including that of each Guarantor (and the Trustee, on demand of and at the expense of the Issuers, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a)   the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium on the Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(b)   the Issuers' obligations with respect to the Notes concerning issuing temporary Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' and the Guarantors' obligations in connection therewith; and

(d)   this Section 8.02.

Subject to compliance with this Article 8, the Issuers may exercise their option under this Section 8.02 notwithstanding the prior exercise of their option under Section 8.03 hereof.

Section 8.03   Covenant Defeasance.

Upon the Issuers' exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuers and each Restricted Subsidiary shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under the covenants contained in Sections 4.03, 4.04, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18, 4.19, 4.20 and 4.21 hereof and clause (4) of Sections 5.01(a) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied ("Covenant Defeasance"), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuers may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuers' exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in <u>Section 8.04</u> hereof, <u>Sections 6.01(3)</u>, <u>6.01(4)</u>, <u>6.01(5)</u> <u>6.01(6)</u>, <u>6.01(7)</u>, <u>6.01(8)</u>, <u>6.01(9)</u>, <u>6.01(10)</u>, and <u>6.01(11)</u> hereof shall not constitute Events of Default.

Section 8.04   <u>Conditions to Legal or Covenant Defeasance.</u>

The following shall be the conditions to the application of either <u>Section 8.02</u> or <u>8.03</u> hereof to the outstanding Notes:

(1)   the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)   in the case of Legal Defeasance, the Issuers has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers;

(3)   in the case of Covenant Defeasance, the Issuers have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Issuers or any of their Subsidiaries is a party or by which the Issuers or any of their Subsidiaries is bound;

(6)   the Issuers must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over the other

creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers; and

(7)   the Issuers must deliver to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05   Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the "Trustee") pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuers or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuers shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuers from time to time upon the request of the Issuers any money or Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06   Repayment to Issuers.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuers, in trust for the payment of the principal of, premium or interest on any Note and remaining unclaimed for two years after such principal, and premium or interest has become due and payable shall be paid to the Issuers on their request or (if then held by the Issuers) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Issuers for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuers as trustee thereof, shall thereupon cease.

Section 8.07   Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuers' obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided that, if the Issuers make any payment of principal of, premium or interest on any Note following the reinstatement of their obligations, the Issuers shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01   Without Consent of Holders of Notes.

Notwithstanding Section 9.02 hereof, the Issuers, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, the Guarantees or the Security Documents without the consent of any Holder:

(1)   to cure any ambiguity, defect or inconsistency;

(2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)   to provide for the assumption of the Issuers' obligations to Holders in the case of a merger or consolidation or sale of all or substantially all of the Issuers' assets;

(4)   to make any change that would provide any additional rights or benefits to the Holders, or that does not adversely affect the legal rights under this Indenture of any such Holder;

(5)   to evidence and provide for the acceptance and appointment under any indenture of a successor Trustee pursuant to the requirements thereof;

(6)   to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the date hereof;

(7)   to allow any Guarantor to execute a supplemental indenture and/or a subsidiary guarantee with respect to the Notes;

(8)   to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA;

(9)   to make, complete or confirm any grant of Collateral permitted or required by the Security Documents, the Collateral Trust Agreement or this Indenture or any release of Collateral that becomes effective as set forth in the Security Documents, the Collateral Trust Agreement or this Indenture;

(10)   to conform the text of this Indenture, the Notes, the guarantees or the Security Documents to any provision of a description of such securities or security interest appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular pursuant to which such securities were offered or security interest created to the extent that such provision was intended to be a verbatim recitation of a provision of this Indenture, the Notes, the guarantees or the Security Documents;

(11)   to secure any additional Parity Secured Obligations; and

(12)   to reflect any waiver or termination of any right arising under Section 11.01 hereof that otherwise would be enforceable by any holder of any Series of Parity Secured Debt other than the Notes, if such waiver or termination is set forth or provided in this indenture or agreement governing or giving rise to such Series of Parity Secured Debt, but no waiver or amendment pursuant to this Section 9.01(12) shall adversely affect the rights of any Holder.

Upon the request of the Issuers accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Issuers and each Guarantor in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit D hereto, and delivery of an Officer's Certificate.

Section 9.02   With Consent of Holders of Notes.

(a)   Except as provided below in this Section 9.02 (or, in the case of the Security Documents, as is expressly set forth in the Security Documents), and subject to Section 9.02(b), the Issuers and the Trustee may amend or supplement this Indenture, the Notes, the Guarantees and the Security Documents with the consent of the Holders of at least a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium and or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Guarantees, the Notes or Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Sections 2.08 and 2.09 hereof shall determine which Notes are considered to be "outstanding" for the purposes of this Section 9.02.

Upon the request of the Issuers accompanied by a resolution of their Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Issuers in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuers shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuers to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

(b)   Without the consent of each affected Holder of Notes, an amendment or waiver under this <u>Section 9.02</u> may not (with respect to any Notes held by a non-consenting Holder):

(1)   reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)   reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than pursuant to Section 4.10 or 4.14 hereof);

(3)   reduce the rate of or change the time for payment of interest on any Note;

(4)   waive a Default or Event of Default in the payment of principal of, or interest or premium on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)   make any Note payable in money other than that stated in the Notes;

(6)   make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium on the Notes;

(7)   waive a redemption payment with respect to any note (other than a payment required by <u>Section 4.10</u> or <u>Section 4.14</u>);

(8)   make any change to the ranking of the Notes; or

(9)   make any change in the preceding amendment and waiver provisions.

(c)   No amendment or supplement to the provisions of the Section 11.01 will:

(1)   be effective unless set forth in a writing signed by the Trustee with the consent of the Holders of at least a majority in principal amount of each affected Series of Parity Secured Debt then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, any Series of Parity Secured Debt), voting as a separate class; or

(2)   be effective without the written consent of the Issuers.

(d)   Any such amendment or supplement that imposes any obligation upon the Trustee or Collateral Trustee or adversely affect the rights of the Trustee or Collateral Trustee will become effective only with the consent of the Trustee or Collateral Trustee, as applicable.

Section 9.03   <u>Compliance with Trust Indenture Act.</u>

Every amendment or supplement to this Indenture or the Notes shall be set forth in an amended or supplemental indenture that complies with the TIA as then in effect.

Section 9.04   Revocation and Effect of Consents.

        Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

        The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.

Section 9.05   Notation on or Exchange of Notes.

        The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuers in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

        Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06   Trustee to Sign Amendments, etc.

        The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuers may not sign an amendment, supplement or waiver until each Board of Directors approves it. In executing any amendment, supplement or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 14.04 hereof, an Officer's Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuers and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof (including Section 9.03). Notwithstanding the foregoing, no Opinion of Counsel will be required for the Trustee to execute any amendment or supplement adding a new Guarantor under this Indenture.

ARTICLE 10

SECURITY

Section 10.01   Security.

The punctual payment of (i) the principal of, premium, if any, and interest on the Notes and all other Parity Secured Obligations, when due, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, (ii) interest on overdue principal of, premium, if any, and interest on, the Notes and all other Parity Secured Obligations, (iii) the performance of all other obligations of the Company to the Holders or the Trustee under this Indenture and the Notes, according to the terms hereunder or thereunder, and (iv) the performance of all other obligations of the Company under the Secured Debt Documents are secured Equally and Ratably by Liens upon the Issuers' rights in the Collateral. The payment of the Guarantees and all other Parity Secured Obligations of such Guarantor are secured Equally and Ratably by Liens upon such Guarantor's rights in the Collateral.

Section 10.02   Further Assurances.

(a)   The Issuers and each Guarantor shall do or cause to be done all acts and things which may be required (including filing of any amendments or continuations of UCC-1 financing statements), or which the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds Equally and Ratably, for its benefit and the benefit of the Trustee and the Holders of the Notes and holders of the other Parity Secured Debt duly created, enforceable and perfected Liens upon all Collateral, whether consisting of real, personal (including after-acquired personal property) or mixed property subject to no Liens except Permitted Liens.

(b)   If the Issuers or any of the Guarantors at any time owns or acquires any Collateral that is not subject to a valid, enforceable perfected Lien in favor of the Collateral Trustee as security Equally and Ratably for all of the Parity Secured Obligations, then the Issuers shall concurrently:

(i)   execute and deliver to the Collateral Trustee a security document upon substantially the same terms as the Security Documents delivered in connection with the issuance of the Notes or other terms reasonably satisfactory to the Issuers or such Guarantor and the Collateral Trustee, granting a Lien upon such Collateral to the Collateral Trustee for its benefit and the benefit of the Trustee and holders of Parity Secured Obligations, Equally and Ratably;

(ii)   cause the Lien granted in such security document to be duly perfected in any manner permitted by law and cause each other Lien that secures Indebtedness upon such property to be released, unless it is a Permitted Lien; and

(iii)   deliver to the Trustee and the Collateral Trustee an Opinion of Counsel relating to such Security Document or the Lien granted therein.

(c)   Upon the written request of the Collateral Trustee at any time and from time to time, the Issuers and each Guarantor shall promptly execute, acknowledge and deliver such Security Documents, instruments, certificates, notices and other documents and take such other actions as shall be required or which the Collateral Trustee may reasonably request to grant, perfect or maintain the priority of (subject to Permitted Liens) the Liens and benefits intended to be conferred as contemplated by the Secured Debt Documents and the Security Documents for the benefit of the holders of the Parity Secured Obligations.

Section 10.03   Collateral Trustee.

(a)   The Issuers have appointed Wilmington Trust Company or one of its affiliates to serve as the Collateral Trustee its benefit and the benefit of the Trustee and holders of:

(i)   the Notes; and

(ii)   any and all future Parity Secured Debt.

(b)   The Collateral Trustee (directly or through co-trustees, agents or sub-agents) holds, and is entitled to enforce, all Liens on the Collateral.

(c)   Except as provided in the Collateral Trust Agreement or the Security Documents or as directed by the Required Secured Debtholders, the Collateral Trustee is not obligated:

(i)   to act upon directions purported to be delivered to it by any other Person;

(ii)   to foreclose upon or otherwise enforce any Lien; or

(iii)   to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

Section 10.04   Security Documents and Guarantee.

(a)   Each Holder of the Notes, by acceptance of the Notes, hereby authorizes the Trustee and the Collateral Trustee, as applicable, on behalf of and for the benefit of the Holders, to enter into and to be the agent for and representative of the Holders with respect to the Guarantees, the Collateral and the Security Documents.

(b)   Anything contained in any of the Note Documents to the contrary notwithstanding, each Holder hereby agrees that no Holder or the Trustee shall have any right individually to realize upon any of the Collateral, it being understood and agreed that all powers, rights and remedies of the Trustee hereunder may be exercised solely by the Trustee in accordance with the terms hereof and all powers, rights and remedies in respect of the Collateral under the Security Documents may be exercised solely by the Collateral Trustee.

Section 10.05   Release of Security Interests.

(a)   The Collateral will be released from the Collateral Trustee's Liens in accordance with Section 4.1 of the Collateral Trust Agreement.

(b)   The Collateral Trustee's Liens upon Collateral will no longer secure the Note Obligations with respect to Notes and the right of the holders of Note Obligations to the benefits and proceeds of the Collateral Trustee's Liens on Collateral will terminate and be discharged at the Company's written request:

(i)   upon satisfaction and discharge of this Indenture pursuant to Article 13 hereof;

(ii)   upon Legal Defeasance or Covenant Defeasance; or

(iii)   upon payment in full in cash of the Notes and all other Note Obligations that are outstanding, due and payable at the time the Notes are paid in full in cash.

(c)   The Issuers shall otherwise comply with the provisions of TIA Section 314(b).

(d)   To the extent applicable, the Issuers will cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of CCFC except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Issuers will not be required to comply with all or any portion of TIA § 314(d) (1) with respect to certain ordinary course of business releases of Collateral as described in this Indenture and (2) if the Issuers determine, in good faith based on advice of counsel, that under the terms of TIA § 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including "no action" letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to one or a series of released Collateral.

(e)   To the extent applicable, the Issuers shall furnish to the Trustee, prior to each proposed release of Collateral pursuant to the Security Documents:

(i)   all documents required by TIA § 314(d); and

(ii)   an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by TIA § 314(d).

(f)   If any Collateral is released in accordance with this Indenture or any Security Document and if the Issuers have delivered the certificates and documents required by the Security Documents and this Section 10.05, the Trustee, upon receipt of such certificates and Opinion of Counsel, shall notify the Collateral Trustee of the receipt of such documents; provided, however, that if the Trustee is also the Collateral Trustee, the requirement that the Trustee deliver a notice to the Collateral Trustee shall not be applicable.

(g)   Notwithstanding anything herein to the contrary, so long as no Event of Default shall have occurred and be continuing:

(i)   the Issuers may, without any prior release or consent by the Trustee, conduct the following ordinary course activities in respect of the Collateral subject to the lien of the Security Documents which do not individually or in the aggregate adversely affect the value of such Collateral and do not violate this Indenture:

(A)   cash payments (including for the scheduled repayment of Indebtedness) in the ordinary course of business;

(B)   sales or other dispositions of inventory in the ordinary course of business;

(C)   collections, sales or other dispositions of accounts receivable in the ordinary course of business; and

(D)   sales or other dispositions in the ordinary course of business of any property the use of which is no longer necessary or desirable in the proper conduct of the business of the Company and its Subsidiaries and is not material to the conduct of the business of the Company and its Subsidiaries; and

(ii)   the fair value of any Collateral released in accordance with clause (i) of this Section 10.05(g) need not be considered in determining whether the aggregate fair value of Collateral released in any calendar year meets or exceeds the 10% threshold specified in TIA Section 314(d);

provided, however, that the Company's right to rely on this Section 10.05(g) will be conditioned upon the Company's delivering to the Trustee, within 30 calendar days following the end of each six-month period beginning on January 1 and July 1 of any year during which any such release occurred, an Officer's Certificate to the effect that all releases during such six-month period in respect of which the Company did not comply with TIA Section 314(d) in reliance on this Section 10.05(g) were made in the ordinary course of business.

ARTICLE 11

COLLATERAL SHARING

Section 11.01   Equal and Ratable Lien Sharing by Holders of Notes and Holders of Other Parity Secured Debt.

(a)   Notwithstanding (1) anything to the contrary contained in the Secured Debt Documents, (2) the time of incurrence of any Series of Parity Secured Debt, (3) the order or method of attachment or perfection of any Liens securing any Series of Parity Secured Debt, (4) the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral, (5) the time of taking possession or control over any Collateral or (6) the rules for determining priority under any law governing relative priorities of Liens:

(i)   all Liens at any time granted by the Issuers or any of their respective Subsidiaries in the Collateral to secure any of the Parity Secured Debt shall secure, Equally and Ratably, all liabilities of the Issuers or such Subsidiary under or in respect of the Parity Secured Debt and other Parity Secured Obligations; and

(ii)   all proceeds of all Liens at any time granted by the Issuers or any of their Subsidiaries in the Collateral to secure any of the Parity Secured Debt shall be allocated and distributed Equally and Ratably on account of all liabilities of the Issuers or such Subsidiary under or in respect of the Parity Secured Debt and other Parity Secured Obligations.

(b)   The provisions of Section 11.01(a) hereof are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Obligations and each present and future Secured Debt Representative.

Section 11.02   Enforcement of Security Interests.

The enforcement of the Collateral Trustee's Liens in the Collateral shall be governed by the Security Documents.

Section 11.03   Amendment and Supplement.

Any amendment or supplement to the provisions of the Security Documents will be effective only in accordance with the provisions of Section 7.1 of the Collateral Trust Agreement.

ARTICLE 12

GUARANTEES

Section 12.01   Guarantee.

Subject to this Article 12, each Guarantor hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuers hereunder or thereunder, that: (a) the principal of, interest, premium on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Issuers to the Holders or the Trustee hereunder or thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, each Guarantor shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

Each Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against either Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of either Issuer, any right to require a proceeding first against the Issuers, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 12.01.

If any Holder or the Trustee is required by any court or otherwise to return to the Issuers, a Guarantor or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuers or a Guarantor, any amount paid either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of this Guarantee. Each Guarantor shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantees.

Each Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against either Issuer for liquidation, reorganization, should such Issuer become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuers' assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or Guarantees, whether as a "voidable preference," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

In case any provision of any Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Each payment to be made by a Guarantor in respect of its Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 12.02   Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and each Guarantor hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 12, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Guarantee shall be entitled upon payment in full of all guaranteed obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's *pro rata* portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Section 12.03   Execution and Delivery.

To evidence its Guarantee set forth in Section 12.01 hereof, each Guarantor hereby agrees that this Indenture (or a supplemental indenture, as the case may be) shall be executed on behalf of such Guarantor by its President, its Chief Financial Officer, its Corporate Secretary and Chief Legal Officer or one of its Vice Presidents.

Each Guarantor hereby agrees that its Guarantee set forth in Section 12.01 hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

If an Officer whose signature is on this Indenture (or a supplemental indenture, as the case may be) no longer holds that office at the time the Trustee authenticates the Note, the Guarantee shall be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of each Guarantor.

If required by Section 4.19 hereof, the Issuers shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.19 hereof and this Article 12, to the extent applicable.

Section 12.04   Subrogation.

Each Guarantor shall be subrogated to all rights of Holders of Notes against the Issuers in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 12.01 hereof; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuers under this Indenture or the Notes shall have been paid in full.

Section 12.05   Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Guarantee are knowingly made in contemplation of such benefits.

Section 12.06   Release of Guarantees.

A Guarantee (including any Liens in support thereof) by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Issuers or the Trustee is required for the release of such Guarantor's Guarantee:

(1)   in connection with any sale or other disposition of all or substantially all of the assets or any sale or other disposition of all of the Capital Stock of that Guarantor (including by way of merger or consolidation), directly or indirectly, to a Person that is not (either before or after giving effect to such transaction) CCFC or a Restricted Subsidiary of CCFC, if the sale or other disposition does not violate Section 4.10;

(2)   in connection with the merger or consolidation of that Guarantor with CCFC or any other Guarantor;

(3)   if the Issuers designate any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(4)   upon a liquidation or dissolution of a Guarantor so long as no Default or Event of Default occurs as a result thereof;

(5)   at such time such Guarantor is no longer required to be a Guarantor pursuant to Section 4.19; or

(6)   upon legal defeasance or satisfaction and discharge of the Notes as provided in Articles 8 and 13.

Section 12.07   Guarantors May Consolidate, etc. on Certain Terms.

Except as otherwise provided in Section 12.06, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than CCFC or another Guarantor, unless:

(1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)   either:

(a)   (i) such Guarantor is the surviving Person or (ii) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under this Indenture, its Guarantee and all Security Documents delivered by that Guarantor pursuant to a supplemental indenture or any other documents satisfactory to the Trustee; or

(b)   the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture and the Collateral Trust Agreement.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Issuers and delivered to the Trustee. All the Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Guarantees had been issued on the Issue Date.

Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses (a) and (b) above, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the CCFC or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to CCFC or another Guarantor.

ARTICLE 13

SATISFACTION AND DISCHARGE

Section 13.01   <u>Satisfaction and Discharge.</u>

This Indenture will be discharged and will cease to be of further effect as to all Notes issued there under Notes, when

       (1)   either:

       (A)   all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation; or

       (B)   all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

       (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

       (3)   the Issuers or any Guarantor has paid or caused to be paid all sums payable by them under this Indenture; and

       (4)   the Issuers have delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released with respect to the Note Obligations, as provided in Section 10.05 upon a discharge of this Indenture in accordance with the provisions of this <u>Section 13.01</u>.

Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this <u>Section 13.01</u>, the provisions of <u>Section 13.02</u>, <u>Section 8.06</u> and <u>Section 7.07</u> hereof shall survive.

Section 13.02   Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 13.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuers acting as their own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 13.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuers' and any Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.01 hereof; provided that if the Issuers have made any payment of principal of or interest on any Notes because of the reinstatement of their obligations, the Issuers shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 14

MISCELLANEOUS

Section 14.01   Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by Section 318(c) of the TIA, the imposed duties shall control.

Section 14.02   Notices.

Any notice or communication by the Issuers, any Guarantor or the Trustee to the others is duly given if in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), fax or overnight air courier guaranteeing next day delivery, to the others' address:

If to the Issuers and/or any Guarantor:
Calpine Construction Finance Company, L.P.
717 Texas Avenue
Suite 1000
Houston, Texas 77002
Fax No. 832-325-5066
Attention: Chief Legal Officer

If to the Trustee:

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Fax No.: 302-636-4145
Attention: Christopher Slaybaugh

The Issuers, any Guarantor or the Trustee, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; on the first date on which publication is made, if by publication; five calendar days after being deposited in the mail, postage prepaid, if mailed by first-class mail; when receipt acknowledged, if faxed; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

Any notice or communication to a Holder shall be mailed by first-class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in Section 313(c) of the TIA, to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuers mail a notice or communication to Holders, they shall mail a copy to the Trustee and each Agent at the same time.

Section 14.03   Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to Section 312(b) of the TIA with other Holders with respect to their rights under this Indenture or the Notes. The Issuers, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the TIA.

Section 14.04   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuers or any Guarantor to the Trustee to take any action under this Indenture, the Issuers or such Guarantor, as the case may be, shall furnish to the Trustee:

(a)   An Officer's Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b)   An Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 14.05   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04 hereof or Section

314(a)(4) of the TIA) shall comply with the provisions of Section 314(e) of the TIA Section and shall include:

(a)   a statement that the Person making such certificate or opinion has read such covenant or condition;

(b)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)   a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer's Certificate as to matters of fact); and

(d)   a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 14.06   Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.07   No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or equityholder of any Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the Notes, this Indenture, the guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 14.08   Governing Law.

THIS INDENTURE, THE NOTES AND EACH GUARANTEE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 14.09   Waiver of Jury Trial.

EACH OF THE ISSUERS, EACH GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.10   Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

Section 14.11   No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuers or their Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.12   Successors.

All agreements of each Issuer in this Indenture and the Notes shall bind its respective successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 12.02 hereof.

Section 14.13   Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 14.14   Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 14.15   Table of Contents, Headings, etc..

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

CALPINE CONSTRUCTION FINANCE COMPANY, L.P.

By: /s/ Zamir Rauf
      Name: Zamir Rauf
      Title: Chief Financial Officer

CCFC FINANCE CORP.

By: /s/ Zamir Rauf
      Name: Zamir Rauf
      Title: Chief Financial Officer

HERMISTON POWER LLC,
   as a Guarantor

By: /s/ Zamir Rauf
      Name: Zamir Rauf
      Title: Chief Financial Officer

BRAZOS VALLEY ENERGY LLC,
   as a Guarantor

By: /s/ Zamir Rauf
      Name: Zamir Rauf
      Title: Chief Financial Officer

Signature Page to Indenture

WILMINGTON TRUST COMPANY,
    as Trustee

By: /s/ Christopher J. Slaybaugh
         Name: Christopher J. Slaybaugh
         Title: Assistant Vice President

With respect to Article 11 hereof:

WILMINGTON TRUST COMPANY,
    as Collateral Trustee

By: /s/ Christopher J. Slaybaugh
         Name: Christopher J. Slaybaugh
         Title: Assistant Vice President

Signature Page to Indenture

[Face of Note]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Regulation S Temporary Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Original Issue Discount Legend pursuant to the provisions of the Indenture]

CUSIP [ ]
ISIN [ ][1]

[[RULE 144A][REGULATION S] GLOBAL NOTE
representing up to
$_______________]
8.0% Senior Secured Notes due 2016

No. ______ [$________________]

CALPINE CONSTRUCTION FINANCE COMPANY, L.P.
CCFC FINANCE CORP.

promise to pay to CEDE & CO. or registered assigns, the principal sum [set forth on the Schedule of Exchanges of Interests in the Global Note attached hereto] [of ______________________ United States Dollars] on June 1, 2016.

Interest Payment Dates: June 1 and December 1.

Record Dates: May 15 and November 15

---

[1] Rule 144A Note CUSIP: 13134Y AD9
Rule 144A Note ISIN: US13134YAD94
Regulation S Note CUSIP: U13051 AB0
Regulation S Note ISIN: USU13051AB01

IN WITNESS HEREOF, the Issuers have caused this instrument to be duly executed.

Dated: [   ]


CALPINE CONSTRUCTION FINANCE COMPANY,
  L.P.

By: _____
        Name:
        Title:

CCFC FINANCE CORP.

By: _____
        Name:
        Title:


This is one of the Notes referred to in the within-mentioned Indenture:

WILMINGTON TRUST COMPANY,
  as Trustee

By: _____
      Name:
      Title:

Date: _____

A-4

[Back of Note]

8.00% Senior Secured Notes due 2016

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. Calpine Construction Finance Company, L.P., a Delaware limited partnership, and CCFC Finance Corp., a Delaware corporation (collectively, the "Issuers"), promise to pay interest on the principal amount of this Note at a rate per annum of 8.00%. The Issuers will pay interest severally in arrears on each June 1 and December 1 (each, an "Interest Payment Date"); provided, that if any such day is not a Business Day, such interest shall be paid on the next succeeding Business Day (it being understood that the interest due on any Interest Payment Date shall not be affected by virtue of the foregoing proviso). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that the first Interest Payment Date shall be December 1, 2009. The Issuers will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes; they shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), from time to time on demand at the interest rate on the Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

2. METHOD OF PAYMENT. The Issuers will pay interest on the Notes to the Persons who are registered Holders of Notes at the close of business on the May 15 and November 15 (whether or not a Business Day), as the case may be, immediately preceding the applicable Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal of, premium, if any, and interest on the Notes will be payable by wire transfer of immediately available funds to each Holder; provided that payments of interest may be made at the office of the Paying Agent maintained for such purpose or, at the option of the Issuers, by check mailed to the Holders at their respective addresses set forth in the register of Holders. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. PAYING AGENT AND REGISTRAR. Initially, Wilmington Trust Company, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Issuers may change any Paying Agent or Registrar without notice to the Holders. The Issuers or any of their Subsidiaries may act in any such capacity.

4. INDENTURE. The Issuers issued the Notes under an Indenture, dated as of May 19, 2009 (the "Indenture"), among the Issuers, the guarantors named therein, the Trustee and the Collateral Trustee. This Note is one of a duly authorized issue of notes of the Issuers designated as their 8.00% Senior Secured Notes due 2016. The Issuers shall be entitled to issue Additional Notes pursuant to Sections 2.01, 4.09 and 4.12 of the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.   OPTIONAL REDEMPTION.

(a)   At any time prior to June 1, 2012, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under this Indenture at a redemption price of 108% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; *provided* that:

(1) at least 65% of the aggregate principal amount of the Notes issued under this Indenture on the Issue Date remains outstanding immediately after the occurrence of such redemption (excluding Notes held by CCFC and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

(b)   On or after June 1, 2013, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2013	104.000%
2014	102.000%
2015 and thereafter	100.000%

(c)   At any time and from time to time prior to June 1, 2013, upon notice as described in <u>Section 3.03</u> hereof, the Issuers may elect to redeem all or any portion of the Notes at a redemption price equal to the sum of :

(1) 100% of the principal amount of Notes to be redeemed; and

(2) the excess of

(a) the sum of the present values of (1) the redemption price of the Notes to be redeemed at June 1, 2013 (as set forth in the prior paragraph), and (2) the remaining scheduled payments of interest from the redemption date to June 1, 2013, but excluding accrued and unpaid interest to the redemption date, discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate plus 50 basis points, over

(b) 100% of the principal amount of the Notes to be redeemed,

plus accrued and unpaid interest to, but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(d)   Any redemption pursuant to this paragraph 5 shall be made pursuant to the provisions of <u>Sections 3.01</u> through <u>3.06</u> of the Indenture.

6.   MANDATORY REDEMPTION. The Issuers shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.   NOTICE OF REDEMPTION. Subject to Section 3.03 of the Indenture, notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the redemption date (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 13 of the Indenture) to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $2,000 may be redeemed in part but only in integral multiples of $1,000 in excess thereof, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

8.   OFFERS TO REPURCHASE.

(a)   Upon the occurrence of a Change of Control, the Issuers shall make an offer (a "Change of Control Offer") to each Holder to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each Holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). The Change of Control Offer shall be made in accordance with Section 4.14 of the Indenture.

(b)   If the Issuers or any of their Restricted Subsidiaries consummates an Asset Sale, within 10 Business Days of each date that Excess Proceeds exceed $40.0 million, the Issuers shall commence an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is *pari passu* with the Notes, to the holders of such pari passu Indebtedness (an "Asset Sale Offer"), to purchase the maximum principal amount of Notes (including any Additional Notes) and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes (including any Additional Notes) and such pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the pari passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such pari passu Indebtedness to be purchased on a *pro rata* basis based on the accreted value or principal amount of the Notes or such pari passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds with respect to which such Asset Sale Offer was made shall be reset at zero. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Issuers prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "Option of Holder to Elect Purchase" attached to the Notes.

9.   DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

Also, the Issuers need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

10. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

11. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

12. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Issuers, all outstanding Notes will become due and payable immediately without further action or notice. Holders may not enforce the Indenture, the Notes or the Guarantees except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default (except a Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or and its consequences under the Indenture except a continuing Default in payment of the principal of, premium, if any, or interest on, any of the Notes held by a non-consenting Holder. The Issuers and each Guarantor (to the extent that such Guarantor is so required under the TIA) is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required within five (5) Business Days after becoming aware of any Default, to deliver to the Trustee a statement specifying such Default and what action the Issuers propose to take with respect thereto.

13. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

14. GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THE NOTES AND THE GUARANTEES.

15. ISINS AND CUSIP NUMBERS. The Issuers have caused ISINs and (pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures) CUSIP numbers to be printed on the Notes and the Trustee may use ISINs and CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuers will furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Security Documents. Requests may be made to the Issuers at the following address:

Calpine Construction Finance Company, L.P.
717 Texas Avenue
Suite 1000
Houston, Texas 77002
Fax No. 832-325-5066
Attention: Chief Legal Officer

16.   COLLATERAL AND SECURITY. In order to secure the due and punctual payment of the principal of and interest on the Notes when and as the same shall be due and payable, whether at maturity, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of and interest (to the extent permitted by law), if any, on this Note and the performance of all other obligations of the Issuers to the Holder of Notes, the Issuers, the Guarantors and the Collateral Trustee have entered into Security Documents pursuant to which the Issuers and the Guarantors have granted a first priority security interest in the collateral described therein (the "Collateral").

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

_____

(Insert assignee' legal name)

_____

(Insert assignee's soc. Sec. or tax I.D. no.)

_____

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____
to transfer this Note on the books of the Issuers. The agent may substitute another to act for him.

Date: _____

Your Signature: _____

(Sign exactly as your name appears on
the face of this Note)

Signature Guarantee*: _____

* Participant in a recognized Signature Guarantee Medallion Program (or other
signature guarantor acceptable to the Trustee).

A-10

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuers pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

[ ] Section 4.10   [ ] Section 4.14

If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$_____

Date: _____

Your Signature: _____
(Sign exactly as your name appears on
the face of this Note)

Tax Identification No.: _____

Signature Guarantee*: _____

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-11

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $_____. The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized officer of Trustee or Note Custodian

_____
*This schedule should be included only if the Note is issued in global form.

FORM OF CERTIFICATE OF TRANSFER

Calpine Construction Finance Company, L.P.
CCFC Finance Corp.
717 Texas Avenue
Suite 1000
Houston, Texas 77002
Fax No. 832-325-5066
Attention: Chief Legal Officer

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Fax No.: 302-636-4145
Attention: Christopher Slaybaugh

     Re: 8.00% Senior Secured Notes due 2016

     Reference is hereby made to the Indenture, dated as of May 19, 2009 (the "Indenture"), among Calpine Construction Finance Company, L.P., CCFC Finance Corp., the guarantors party thereto, the Trustee and Collateral Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

     _____ (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $_____ in such Note[s] or interests (the "Transfer"), to _____ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

     1. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States.

     2. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer

is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Indenture and the Securities Act.

       3.   [ ] CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

       (a)   [ ] such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

       (b)   [ ] such Transfer is being effected to the Issuers or a subsidiary thereof;

or

       (c)   [ ] such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

       4.   [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE.

       (a)   [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

       (b)   [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities

Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)   [ ] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuers.

[Insert Name of Transferor]

By: _____
    Name:
    Title:

Dated: _____

B-4

1.   The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)   [ ] a beneficial interest in the:

(i)   [ ] 144A Global Note (CUSIP 13134Y AD9), or

(ii)   [ ] Regulation S Global Note (CUSIP U13051 AB0), or

(b)   [ ] a Restricted Definitive Note.

2.   After the Transfer the Transferee will hold:

[CHECK ONE]

(a)   [ ] a beneficial interest in the:

(i)   [ ] 144A Global Note (CUSIP 13134Y AD9), or

(ii)   [ ] Regulation S Global Note (CUSIP U13051 AB0), or

(b)   [ ] a Restricted Definitive Note; or

(c)   [ ] an Unrestricted Definitive Note,
        in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Calpine Construction Finance Company, L.P.
CCFC Finance Corp.
717 Texas Avenue
Suite 1000
Houston, Texas 77002
Fax No. 832-325-5066
Attention: Chief Legal Officer

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Fax No.: 302-636-4145
Attention: Christopher Slaybaugh

Re: 8.00% Senior Secured Notes due 2016

Reference is hereby made to the Indenture, dated as of May 19, 2009 (the "Indenture"), among Calpine Construction Finance Company, L.P., CCFC Finance Corp., the guarantors party thereto, the Trustee and the Collateral Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____ (the "Owner") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $_____ in such Note[s] or interests (the "Exchange"). In connection with the Exchange, the Owner hereby certifies that:

1)   EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE

a)   [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "Securities Act"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

b)   [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

c)   [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

d)   [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2)   EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES

a)   [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

b)   [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CHECK ONE]

[ ] 144A Global Note [ ] Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

        This certificate and the statements contained herein are made for your benefit and the benefit of the Issuers and are dated _____.

[Insert Name of Transferor]

By: _____

       Name:
       Title:

Dated: _____

[FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

Supplemental Indenture (this "Supplemental Indenture"), dated as of _____, among _____ (the "Guaranteeing Subsidiary"), a subsidiary of Calpine Construction Finance Company, L.P., a Delaware limited partnership ("CCFC"), CCFC Finance Corp., a Delaware corporation ("CCFC Finance"), Wilmington Trust Company, as trustee (the "Trustee") and Wilmington Trust Company, as collateral trustee (the "Collateral Trustee").

W I T N E S S E T H

WHEREAS, CCFC and CCFC Finance (collectively, the "Issuers") have heretofore executed and delivered to the Trustee and Collateral Trustee an indenture (the "Indenture"), dated as of May 19, 2009, providing for the issuance of $1,000,000,000 aggregate principal amount of 8.00% Senior Secured Notes due 2016 (the "Notes");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuers' Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the "Guarantee"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

(1)   Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2)   Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:

(a)   Along with each Guarantor named in the Indenture, to jointly and severally unconditionally guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Issuers hereunder or thereunder, that:

(i)   the principal of and interest and premium on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Issuers to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii)   in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors and the Guaranteeing Subsidiary shall be jointly and severally obligated to pay the same immediately. This is a guarantee of payment and not a guarantee of collection.

(b)   The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuers, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

(c)   The following is hereby waived: diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuers, any right to require a proceeding first against the Issuers, protest, notice and all demands whatsoever.

(d)   This Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, the Indenture and this Supplemental Indenture, and the Guaranteeing Subsidiary accepts all obligations of a Guarantor under the Indenture.

(e)   If any Holder or the Trustee is required by any court or otherwise to return to the Issuers, the Guarantors (including the Guaranteeing Subsidiary), or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuers or the Guarantors, any amount paid either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(f)   The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

(g)   As between the Guaranteeing Subsidiary, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guaranteeing Subsidiary for the purpose of this Guarantee.

(h)   The Guaranteeing Subsidiary shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under this Guarantee.

(i)   Pursuant to Section 12.02 of the Indenture, after giving effect to all other contingent and fixed liabilities that are relevant under any applicable Bankruptcy or fraudulent conveyance laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under Article 12 of the Indenture, this new Guarantee shall be limited to the maximum amount permissible such that the obligations of such Guaranteeing Subsidiary under this Guarantee will not constitute a fraudulent transfer or conveyance.

(j)   This Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Issuers for liquidation, reorganization, should the Issuers become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuers' assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes and Guarantee, whether as a "voidable preference", "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Note shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(k)   In case any provision of this Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l)   This Guarantee shall be a senior secured obligation of such Guaranteeing Subsidiary, ranking *pari passu* with all existing and future senior Indebtedness of the Guaranteeing Subsidiary, if any, and will be senior in right of payment to all existing and future subordinated indebtedness of the Guaranteeing Subsidiary.

(m)   Each payment to be made by the Guaranteeing Subsidiary in respect of this Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

(3)   Execution and Delivery. The Guaranteeing Subsidiary agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

(4)   Merger, Consolidation or Sale of All or Substantially All Assets.

(a)   Except as otherwise provided in Section 12.07, of the Indenture, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the CCFC or another Guarantor, unless:

(1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)   either:

(d)   (i) such Guarantor is the surviving Person or (ii) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under this Indenture, its Guarantee and all Security Documents delivered by that Guarantor pursuant to a supplemental indenture or any other documents satisfactory to the Trustee; or

(e)   the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture and the Collateral Trust Agreement.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Issuers and delivered to the Trustee. All the Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Guarantees had been issued on the Issue Date.

Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses (a) and (b) above, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the CCFC or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to CCFC or another Guarantor.

(5)   Releases.

(a)   A Guarantee (including any Liens in support thereof) by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Issuers or the Trustee is required for the release of such Guarantor's Guarantee, upon:

(1)   in connection with any sale or other disposition of all or substantially all of the assets or any sale or other disposition of all of the Capital Stock of that Guarantor (including by way of merger or consolidation), directly or indirectly, to a Person that is not (either before or after giving effect to such transaction) CCFC or a Restricted Subsidiary of CCFC, if the sale or other disposition does not violate Section 4.10 of the Indenture;

(2)   in connection with the merger or consolidation of that Guarantor with CCFC or any other Guarantor;

(3)   if the Issuers designate any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)   upon a liquidation or dissolution of a Guarantor so long as no Default or Event of Default occurs as a result thereof;

(5)   at such time such Guarantor is no longer required to be a Guarantor pursuant to Section 4.19 of the Indenture; or

(6)   upon legal defeasance or satisfaction and discharge of the Notes as provided in Articles 8 and 13 of the Indenture.

(6)   No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Guaranteeing Subsidiary shall have any liability for any obligations of the Issuers or

the Guarantors (including the Guaranteeing Subsidiary) under the Notes, any Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

(7)   Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(8)   Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

(9)   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

(10)   The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

(11)   Subrogation. The Guaranteeing Subsidiary shall be subrogated to all rights of Holders of Notes against the Issuers in respect of any amounts paid by the Guaranteeing Subsidiary pursuant to the provisions of Section 2 hereof and Section 12.01 of the Indenture; provided that, if an Event of Default has occurred and is continuing, the Guaranteeing Subsidiary shall not be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuers under the Indenture or the Notes shall have been paid in full.

(12)   Benefits Acknowledged. The Guaranteeing Subsidiary's Guarantee is subject to the terms and conditions set forth in the Indenture. The Guaranteeing Subsidiary acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this Guarantee are knowingly made in contemplation of such benefits.

(13)   Successors. All agreements of the Guaranteeing Subsidiary in this Supplemental Indenture shall bind its Successors, except as otherwise provided in Section 2(k) hereof or elsewhere in this Supplemental Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[GUARANTEEING SUBSIDIARY]

By: _____
       Name:
       Title:

WILMINGTON TRUST COMPANY,
   as Trustee

By: _____
       Name:
       Title:

D-6

EXHIBIT 99.1



CONTACTS:

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

NEWS RELEASE

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

**Calpine Corporation Announces Closing of
Senior Secured Notes Offering by Subsidiaries**

(HOUSTON, Texas) – May 19, 2009 – Calpine Corporation (NYSE:CPN) today announced the closing of the offering by its indirect wholly-owned subsidiaries, Calpine Construction Finance Company, L.P. ("CCFC") and CCFC Finance Corp., of $1.0 billion in aggregate principal amount of their 8.0% Senior Secured Notes due 2016 in a private placement. The net proceeds from the offering of the notes, together with certain other funds, were used (i) to repay CCFC's existing credit facility which was scheduled to mature in 2009, (ii) to redeem CCFC's outstanding second lien notes due 2011 and (iii) to make a distribution to CCFC Preferred Holdings, LLC, the indirect parent of CCFC, which it will use to redeem its outstanding redeemable preferred shares which are mandatorily redeemable in 2011.

The notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States without registration under the Act or pursuant to an applicable exemption from such registration.

About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering over 24,000 megawatts of clean, cost-effective, reliable and fuel-efficient electricity to customers and communities in 16 states in the United States and Canada. Calpine owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves.

Forward-Looking Information

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2008. These filings are available by visiting the Securities and Exchange Commission's web site at www.sec.gov or Calpine's web site at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements.

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